VITERRA™

Exemption #: 82-5037

September 11, 2009

SUPPL

09046957

RECEIVED
2009 SEP 14 A 10:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release, which includes the 3rd quarter interim quarterly report, the 3rd quarter financial statements and notes. This was filed on the Toronto Stock Exchange and provincial securities commission.

2. Copies of Form F52-109F1 – Certification of interim filings for the President and Chief Executive Officer and the Chief Financial Officer. These were filed on the Toronto Stock Exchange and provincial securities commission.

3. A copy of a news release that was filed on the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Debbie Vargo

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

9/15

VITERRA

For Immediate Release
September 11, 2009
Calgary, Alberta
Listed: TSX: VT

VITERRA POSTS THIRD QUARTER EARNINGS OF $121 MILLION

Viterra Inc.'s ("Viterra") third quarter sales and other operating revenues were $2.2 billion in line with last year's quarter. Total sales and other operating revenues for the nine months ended July 31, 2009 were $5.2 billion, up $151.5 million from the same period a year ago.

Viterra generated consolidated EBITDA (see Section 8 – Non-GAAP Financial Measures in Management's Discussion and Analysis) for the quarter of $204.5 million, compared to $272.6 million for the same quarter of 2008. For the nine months ended July 31, 2009, EBITDA was $283.5 million compared to $432.3 million last year.

Grain shipments for the quarter and nine-month periods were strong with Viterra outperforming the industry. This performance is attributable to Viterra's ability to handle a larger than average crop due to its significant inland terminal capacity, higher market share of open market grains and the logistic and transportation efficiencies built into its system. Despite this improvement, results for the quarter and nine-months reflect normalized grain margins this year and the effect that weakened fertilizer margins have had on overall margins in the Agri-products segment. Year-to-date results also include a $28.1 million fertilizer inventory write-down that was taken in the first quarter.

Viterra's third quarter net earnings were $120.7 million or $0.51 per share, compared to $166.7 million or $0.71 per share recorded in the same three-month period of 2008. For the nine-month period ended July 31, 2009, Viterra generated net earnings of $114.0 million or $0.48 per share, which compares to net earnings of $241.5 million, or $1.13 per share in the same period of 2008. Excluding a pre-tax $28.1 million fertilizer inventory write-down and a pre-tax $9.1 million loss on disposal of assets, Viterra's net earnings for the nine months ended July 31, 2009 were $140.1 million or $0.59 per share.

On May 19, 2009, Viterra and ABB Grain Ltd. ("ABB") announced that they had signed an Implementation Agreement under which Viterra would acquire all of the issued and outstanding shares of ABB for a mixture of cash and shares via a Scheme of Arrangement. The transaction was subject to shareholder and court approval. On September 9, 2009 in Adelaide, South Australia, ABB held two shareholder meetings to approve the transaction. Viterra announced the result of the vote immediately

following the meetings. Please refer to the September 9, 2009 news release, which can be found on the Company's website at www.viterra.ca.

President and Chief Executive Officer, Mayo Schmidt said, "Viterra has successfully navigated through the global financial crisis with strong earnings in the third quarter and first nine months. The significant impact of fertilizer markets worldwide were mitigated, to an extent, due to Viterra's strong performance in its grain handling and marketing operations. In our new crop season, weather has played a role with expectations of an average crop throughout the Prairies. We will continue to focus on driving earnings and share value. The completion of our Australian transaction will offer increased benefits of geographical diversity, an opportunity to level annual earnings and global logistics arbitrage."

Operating Highlights

- Viterra's shipments for the quarter ended July 31, 2009 were 4.7 million tonnes, up 26.3% or nearly 1 million tonnes over the previous year's third quarter. On a year-to-date basis, Viterra's shipments reached 13.1 million tonnes, a substantial increase over the 11.2 million tonnes shipped in the same period last year.

- Viterra's port terminal receipts were up 92.5% to 3.1 million tonnes, driven by near record volumes at the Company's Vancouver export facilities where receipts reached 1.7 million tonnes for the quarter. On a year-to-date basis, Viterra's port terminal receipts increased 37.0% to 7.7 million tonnes.

- Gross margins per tonne were $25.28 for the third quarter of 2009 compared to $34.47 per tonne in the same quarter a year ago. Year-to-date gross margins were $26.02 per tonne, in line with management expectations for the year. Last year, the Company generated $32.49 per tonne in the first nine months.

- Third quarter consolidated sales and other operating revenues for the Agri-products segment were down from the prior year, decreasing by $71.1 million to $938.7 million. For the nine months ended July 31, 2009, total sales and other operating revenues were $1.39 billion, up $12.6 million relative to the previous year's period.

- Agri-products gross margins were $199.0 million for the third quarter of 2009 and $242.1 million for the nine months ended July 31, 2009, compared to $255.4 million and $347.8 million for the respective comparable periods of the prior year. Lower fertilizer margins during the quarter reflect negative margin sales and very little in-season appreciation linked primarily to phosphate fertilizer. These factors combined with lower margins on crop protection products were the primary contributors to the results for the quarter.

- On a year-to-date basis, Agri-products gross margins included a $28.1 million fertilizer inventory write-down that was taken at January 31, 2009. Also included is an $8.4 million realized loss and a $4.1 million marked-to-market unrealized loss on the Company's natural gas hedging program.

- Food Processing sales and other operating revenues for the quarter were $56.7 million, up $7.8 million from the comparable period of 2008. The majority of the increase reflects sales contributions from the Company's new canola crushing facility that was purchased during the quarter. These contributions, together with increased malt sales, more than offset an 8.1% decrease in oat product sales that occurred due to a temporary decline in domestic and export demand. For the nine months ended July 31, 2009, sales and other operating revenues in this segment increased by $15.9 million to $160.0 million compared to $144.1 million last year.

- Feed sales and other operating revenues of $145.2 million for the three months ended July 31, 2009 were $32.9 million lower than last year due to ongoing challenges in the United States dairy and the Canadian swine markets. On a year-to-date basis, feed sales and other operating revenues increased by $91.4 million to $512.5 million.

Financial Highlights

- For the three months ended July 31, 2009, Viterra generated cash flow provided by operations (refer to Section 8 Non-GAAP Financial Measures) of $178.8 million ($0.75 per share), and $238.6 million ($1.01 per share) for the nine-month period.

- Free cash flow (which is measured by cash flow provided by operations less capital expenditures and does not reflect changes in non-cash working capital) for the three months ended July 31, 2009, was $161.0 million, and on a year-to-date basis, was $191.4 million.

- The Company's total long-term debt to capital ratio was 29.5% at July 31, 2009 versus 20.8% at July 31, 2008, in line with management's target of a 30% to 40% total debt to capital target.

Readers are encouraged to read the full Management's Discussion and Analysis for full details on the Company's financial and operating results.

Viterra will be hosting a conference call for interested parties on September 11, at 11:00 a.m. Calgary time, 1:00 p.m. Toronto time to discuss its Third Quarter Financial Report. Details are available on Viterra's website, under Newsroom at www.viterra.ca.

Certain statements in this news release are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations. These factors and assumptions are further detailed in Viterra's Third Quarter Financial Report.

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, feed products, food processing and financial products. These operations are complemented by value-added businesses and strategic alliances which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

Media Inquiries:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810

Investor Inquiries:

Colleen Vancha
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4782
www.viterra.ca
Audio webcast: http://events.onlinebroadcasting.com/viterra/061009/index.php

VITERRA INC.

THIRD QUARTER REPORT – JULY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

1. RESPONSIBILITY FOR DISCLOSURE

Management's Discussion and Analysis ("MD&A") was prepared based on information available to Viterra Inc. (referred to herein as "Viterra" or the "Company") as of September 11, 2009. Management prepared this report to help readers interpret Viterra's consolidated financial results for the three and nine-month periods ended July 31, 2009 and July 31, 2008.

To support the discussion, this report includes information with respect to the agri-business industry, the markets in which the Company operates and any trends that could affect operating and financial performance into the future. Please read this report in conjunction with Viterra's 2008 Annual Financial Review and its most recent Annual Information Form, which are available on Viterra's website at www.viterra.ca, as well as on SEDAR's website at www.sedar.com, under Viterra Inc.

This MD&A, the unaudited Consolidated Balance Sheets, Statements of Earnings, Statements of Comprehensive Income, Statements of Shareholders' Equity, Statements of Cash Flows and Notes to the Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are presented in Canadian dollars unless specifically stated to the contrary.

2. COMPANY OVERVIEW

Viterra is a vertically integrated Canadian agri-business engaged in a number of distinct but inter-related businesses. Founded in 1924, the Company serves western Canadian farmers and markets commodities and food products around the world. Viterra is Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada as well as operations in the United States ("U.S."), Japan, Singapore and Geneva.

On September 9, 2009, ABB Grain Ltd. ("ABB") shareholders approved the purchase of all of ABB's issued and outstanding shares by Viterra. The transaction is subject to closing conditions. ABB is a leading Australian agribusiness with a multi-faceted operation and international focus. ABB's diversified operations stretch across the entire supply chain. The company's core business divisions include national supply chain, grain marketing, malt and rural services. ABB employs 1,100 staff across its divisions throughout Australia and its international operations.

Viterra is a major participant in the value-added agri-food supply chain. Its core businesses are diversified among five segments: Grain Handling and Marketing, Agri-products, Food Processing, Feed Products and Financial Products. Geographically, Viterra's operations are located across Western Canada and throughout the south central United States. It has offices in Winnipeg, Regina, Calgary, Japan, Singapore and Geneva. Viterra participates in fertilizer manufacturing

through its 34% ownership in Canadian Fertilizers Limited ("CFL"), oat milling at three oat manufacturing plants located in Alberta, Saskatchewan and Manitoba, malt processing through its 42.4% interest in Prairie Malt Limited and canola processing through its canola crush plant in St. Agathe, Manitoba. Viterra is also involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company markets commodities directly to customers in more than 50 countries.

Viterra's shares trade on the Toronto Stock Exchange ("TSX") under the symbol "VT". Viterra's Chess Depository Instruments ("CDI's"), which will be issued in connection with the acquisition of ABB (See section 6.3 and Note 16 to the Consolidated Financial Statements), are expected to begin trading on the Australian Securities Exchange ("ASX") under the symbol "VTA" on or around September 14, 2009.

3. SUMMARY AND ANALYSIS OF CONSOLIDATED RESULTS

Selected Consolidated Financial Information *(in thousands - except percentages and per share amounts)*	**Actual Three Months ended July 31, 2009**	Actual Three Months ended July 31, 2008	*Better (Worse)*	**Actual Nine Months ended July 31, 2009**	Actual Nine Months ended July 31, 2008	*Better (Worse)*
Sales and other operating revenues	**$ 2,222,428**	$ 2,218,229	*$ 4,199*	**$ 5,212,217**	$ 5,060,748	*$ 151,469*
Gross profit and net revenues from services	**$ 351,310**	$ 414,405	*$ (63,095)*	**$ 686,890**	$ 803,399	*$ (116,509)*
Operating, general and administrative expenses	**(146,843)**	(141,852)	*(4,991)*	**(403,428)**	(371,053)	*(32,375)*
EBITDA	**204,467**	272,553	*(68,086)*	**283,462**	432,346	*(148,884)*
Amortization	**(26,800)**	(25,585)	*(1,215)*	**(77,590)**	(76,606)	*(984)*
EBIT	**177,667**	246,968	*(69,301)*	**205,872**	355,740	*(149,868)*
Integration expenses	**(1,352)**	(2,225)	*873*	**(5,048)**	(12,264)	*7,216*
Acquisition derivative	**7,404**	-	*7,404*	**7,404**	-	*7,404*
Recovery on pension settlement	**-**	3,356	*(3,356)*	**-**	3,356	*(3,356)*
Gain (loss) on disposal of assets	**(870)**	(441)	*(429)*	**(9,122)**	1,469	*(10,591)*
Financing expenses	**(15,564)**	(8,370)	*(7,194)*	**(37,020)**	(31,514)	*(5,506)*
	167,285	239,288	*(72,003)*	**162,086**	316,787	*(154,701)*
Provision for corporate taxes						
Current	**(11,447)**	(6,889)	*(4,558)*	**(11,565)**	(15,515)	*3,950*
Future	**(35,150)**	(65,687)	*30,537*	**(36,474)**	(59,780)	*23,306*
Net earnings	**$ 120,688**	$ 166,712	*$ (46,024)*	**$ 114,047**	$ 241,492	*$ (127,445)*
Earnings per share	**$ 0.51**	$ 0.71	*$ (0.20)*	**$ 0.48**	$ 1.13	*$ (0.65)*

Third quarter sales and other operating revenues of $2.2 billion were in line with last year and led to total sales and other operating revenues for the nine months ended July 31, 2009 of $5.2 billion, up $151.5 million from the same period a year ago. Gross margins for the quarter were $351.3 million compared to $414.4 million for the three months ended July 31, 2008. For the nine-month period, gross margins were $686.9 million, compared to $803.4 million in the same period last year. Despite significantly higher grain volumes this year, gross margins declined relative to the prior year due primarily to the impact of weakening fertilizer prices on the Agri-product segment's margins, a $28.1 million fertilizer inventory write-down taken in the first quarter and more normal grain margin levels this year.

Viterra generated consolidated EBITDA (see Section 8 – Non-GAAP Financial Measures) for the quarter of $204.5 million, compared to $272.6 million for the same quarter of 2008. For the nine months ended July 31, 2009, EBITDA was $283.5 million compared to $432.3 million last year, primarily reflecting lower Agri-

products EBITDA, which included the inventory write-down described above, as well as more normalized margins in the Grain Handling and Marketing segment.

Amortization for the three and nine-month periods ended July 31, 2009 was similar to last year's amortization expenses. Integration expenses in the third quarter were $1.4 million bringing the year-to-date total to $5.0 million compared to $12.3 million at this time last year.

In anticipation of the acquisition of ABB, the Company entered into various derivative arrangements in order to limit exposure to a change in the Australian dollar ("AUD") versus the Canadian dollar for a total of AUD $1.1 billion. The arrangements do not meet the criteria for hedge accounting under Canadian GAAP and therefore, the costs as well as the unrealized gains and losses on the derivatives have been charged directly to income on the Acquisition Derivative line in the Company's Consolidated Statements of Earnings. The arrangements have been structured to limit the negative impact on the purchase price of ABB should the AUD appreciate versus the Canadian dollar.

For the quarter ended July 31, 2008, the Company recorded a net recovery of $3.4 million on its pension settlement to reflect a finalized settlement of a dispute surrounding the Saskatchewan Wheat Pool/GSU Pension Plan.

Financing expenses were $15.6 million for the quarter, which compares to $8.4 million in the third quarter last year. On a year-to-date basis, financing expenses were $37.0 million compared to $31.5 million last year. The following table itemizes adjustments to this expense category:

Adjustments to Financing Expenses *(in millions)*	**Actual Three Months ended July 31,** **2009**	2008	*Better (Worse)*	**Actual Nine Months ended July 31,** **2009**	2008	*Better (Worse)*
Financing expenses	$ **(15.6)**	$ (8.4)	$ (7.2)	$ **(37.0)**	$ (31.5)	$ (5.5)
Adjustments added back						
Interest income	$ **(0.7)**	$ (4.6)	$ 3.9	$ **(5.3)**	$ (13.4)	$ 8.1
CWB carrying charge recovery	$ **(0.3)**	$ (2.0)	$ 1.7	$ **(2.3)**	$ (5.8)	$ 3.5
Adjusted financing expenses	$ **(16.6)**	$ (15.0)	$ (1.6)	$ **(44.6)**	$ (50.7)	$ 6.1

After adjustments, financing expenses increased by $1.6 million for the quarter reflecting higher long-term debt levels associated with the Company's July 7, 2009 issuance of $300 million in 8.5% Senior Unsecured Notes. On a year-to-date basis, financing expenses decreased by $6.1 million due to lower short-term borrowings and short-term interest rates.

Viterra's year-to-date results also include a loss on disposal of assets of $9.1 million, primarily related to the closure of elevators that were acquired in the Agricore United acquisition, as noted in the second quarter.

Viterra recorded a total corporate tax provision of $46.6 million in the three-month period ended July 31, 2009 compared to a provision of $72.6 million in the same period of 2008. For the nine months ended July 31, 2009, the Company's total tax

provision was $48.0 million. The effective tax rate for the third quarter was 27.9% compared to 30.3% for the same period last year. The effective tax rate for the nine months ended July 31, 2009 was 29.6%, compared to 23.8% for the same period last year. The Company's effective tax rate ordinarily differs from the estimated Canadian statutory rate of 31% due to a variety of factors including the change in future tax rates applied to different tax assets and tax liabilities, items deductible for accounting but not for tax, as well as the effect of foreign income tax rates differing from Canadian income tax rates.

Viterra's third quarter net earnings were $120.7 million or $0.51 per share, down from the $166.7 million or $0.71 per share recorded in the same three-month period of 2008. For the nine-month period ended July 31, 2009, Viterra generated net earnings of $114.0 million or $0.48 per share, which compares to net earnings of $241.5 million, or $1.13 per share in the same period of 2008. Excluding a pre-tax $28.1 million fertilizer inventory write-down and a pre-tax $9.1 million loss on disposal of assets, Viterra's net earnings for the nine months ended July 31, 2009 were $140.1 million or $0.59 per share.

3.1 SELECT QUARTERLY INFORMATION

Select Quarterly Financial Information *For the quarters ended* *($millions - except per share amounts)* *(Unaudited)*		July 31, 2009 Q3		April 30, 2009 Q2		January 31, 2009 Q1		October 31, 2008 Q4		July 31, 2008 Q3		April 30, 2008 Q2		January 31, 2008 Q1		October 31, 2007 Q5 [1]
Sales and other operating revenues	$	**2,222.4**	$	1,608.0	$	1,381.7	$	1,716.8	$	2,218.2	$	1,525.4	$	1,317.1	$	1,285.9
Net earnings (loss)	$	**120.7**	$	26.3	$	(33.0)	$	46.8	$	166.7	$	33.6	$	41.2	$	0.9
Basic and Diluted earnings (loss) per share	$	**0.51**	$	0.11	$	(0.14)	$	0.20	$	0.71	$	0.16	$	0.20	$	-

[1] *As restated*

The Company's earnings follow the seasonal pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by destination customer demand, the CWB's export program, and producers' marketing decisions which, in turn, are driven by commodity price expectations, harvest pressures and cash flow requirements. The level of grain receipts each quarter also depends on these factors.

Sales of Viterra's agri-products peak in May through July, corresponding with the growing season, supplemented by additional crop nutrient sales in the late fall, should weather permit. Although relatively steady throughout the year, sales in the Feed Products segment tends to peak during the winter months as feed consumption increases. In the Food Processing segment, earnings are more fluid with continuous demand for products throughout each quarter. Financial Products agency fees follow the related pattern of sales in the underlying activity in the Agri-products and Feed Products segments.

4. SEGMENT RESULTS

4.1 GRAIN HANDLING AND MARKETING

In the Grain Handling and Marketing segment, Viterra actively buys grain and oilseeds from farm customers throughout the year. Viterra tests the commodities for quality and cleans, dries and blends them in preparation for shipping. Viterra earns a margin for these services. Volumes, quality and export demand are key drivers in this business. Viterra markets open market grains and oilseeds directly to destination customers and, buys and sells CWB grains as an Agent and Accredited Exporter of the CWB.

Grain Handling and Marketing *(in thousands - except percentages & margins)*	**Actual Three Months ended July 31, 2009**	Actual Three Months ended July 31, 2008	*Better (Worse)*	**Actual Nine Months ended July 31, 2009**	Actual Nine Months ended July 31, 2008	*Better (Worse)*
Gross profit and net revenues from services	**$ 117,793**	$ 127,186	*$ (9,393)*	**$ 339,991**	$ 364,930	*$ (24,939)*
Operating, general and administrative expenses	**(49,040)**	(48,590)	*(450)*	**(146,305)**	(135,724)	*(10,581)*
EBITDA	**68,753**	78,596	*(9,843)*	**193,686**	229,206	*(35,520)*
Amortization	**(11,354)**	(9,861)	*(1,493)*	**(31,562)**	(30,464)	*(1,098)*
EBIT	**$ 57,399**	$ 68,735	*$ (11,336)*	**$ 162,124**	$ 198,742	*$ (36,618)*
Operating Highlights						
Total sales and other operating revenues	**$ 1,103,853**	$ 983,594	*$ 120,259*	**$ 3,194,273**	$ 3,116,780	*$ 77,493*
[A] Industry receipts - six major grains *(tonnes)*	**9,507**	7,458	*2,049*	**27,516**	22,821	*4,695*
Industry shipments - six major grains *(tonnes)*	**9,084**	7,502	*1,582*	**27,130**	23,237	*3,893*
[B] Primary elevator receipts *(tonnes)*	**4,456**	3,318	*1,138*	**12,429**	9,929	*2,500*
Primary elevator shipments (tonnes)	**4,659**	3,690	*969*	**13,065**	11,233	*1,832*
Six Major Grains	**4,493**	3,443	*1,050*	**12,580**	10,340	*2,240*
Industry terminal handle - six major grains *(tonnes)*	**7,217**	4,934	*2,283*	**19,385**	14,810	*4,575*
Port Terminal receipts *(tonnes)*	**3,074**	1,597	*1,477*	**7,720**	5,636	*2,084*
Vancouver	**1,718**	622	*1,096*	**4,709**	2,955	*1,754*
Thunder Bay	**913**	703	*210*	**1,784**	1,462	*322*
Prince Rupert Grain *(Company share)*	**443**	272	*171*	**1,227**	1,219	*8*
Market share *(%)* - Country Receipts [B]/[A]	**46.9%**	44.5%	*2.4 pt*	**45.2%**	43.5%	*1.7 pt*
Margin *($ per grain tonne shipped)*	**$ 25.28**	$ 34.47	*$ (9.19)*	**$ 26.02**	$ 32.49	*$ (6.47)*
Licensed storage capacity *(tonnes)* *						
- Industry	**5,347**	5,270	*1.5%*	**5,347**	5,270	*1.5%*
- Company	**1,865**	1,881	*(0.9%)*	**1,865**	1,881	*(0.9%)*
Inventory turns *(shipments divided by capacity)* **						
- Industry	**6.80 x**	5.69 x	*1.11 x*	**6.77 x**	5.88 x	*0.89 x*
- Company	**9.99 x**	7.85 x	*2.14 x*	**9.34 x**	7.96 x	*1.38 x*

** CGC's March 30, 2009 edition of Grain Elevators in Canada - updated to include new builds, expansions and closures*

*** This ratio is annualized to be a more meaningful measure*

4.1.1 Industry Shipments

Shipments in any given fiscal year are reliant upon production levels and carry-out stocks from the prior year. Grain flows can fluctuate depending on global demand, crop size, prices of competing commodities, as well as the factors noted in section 4.1.

In the third quarter of 2009, total industry shipments for the six major grains were 9.1 million tonnes compared to 7.5 million tonnes last year, an increase of 21.1%. For the nine months ended July 31, 2009, industry shipments were up 16.8% from the previous year's period to 27.1 million tonnes, reflecting last year's large crop size, producers' desire to market their crop and a strong export program.

4.1.2 Viterra Shipments

Viterra's shipments for the quarter ended July 31, 2009 were 4.7 million tonnes, up 26.3% or nearly 1 million tonnes over the previous year's third quarter. For the six major grains, Viterra's quarterly shipments rose 30.5%, surpassing overall industry increases by 9.4 percentage points.

On a year-to-date basis, Viterra's shipments reached 13.1 million tonnes, a substantial increase over the 11.2 million tonnes shipped in the same period last year. The primary drivers of this improvement included:

- good availability of grains and oilseeds due to last year's large crop;
- ample railcar supply, due to a slowdown in other sectors (potash and other commodities, for example);
- strong execution of Viterra's open market export program, particularly through the Port of Vancouver due to our International Grain presence in Asia; and
- a solid CWB export program.

For the three-month period, the split between CWB and open market grains was 51%/49% compared to 56%/44% and for the nine months was 49%/51% compared to 47%/53% for the same period last year.

Market share, an important measure of the Company's performance in this segment, is based on primary elevator receipts of farmer deliveries into the inland elevator system. For this year's nine-month period, Viterra's market share reached 45.2%, which compares favourably to the Company's solid performance last year of 43.5%. The increase can be attributed to Viterra's ability to handle a larger than average crop due to its significant inland terminal capacity, higher market share of open market grains and the logistic and transportation efficiencies built into its system.

At export position, port terminal receipts for the industry were up 2.3 million tonnes or 46.3% over last year's third quarter. Viterra's port terminal receipts were up 92.5% to 3.1 million tonnes, driven by near record volumes at the Company's Vancouver export facilities where receipts reached 1.7 million tonnes for the quarter. On a year-to-date basis, industry receipts were up 30.9% while Viterra's port terminal receipts increased 37.0% to 7.7 million tonnes. All of Viterra's port terminals recorded improvements. Performance at the Company's Vancouver terminal, however, led the way benefiting from strong canola and pea sales into the Asian Pacific region, a robust CWB export program and good availability of railcars.

Gross margins per tonne were $25.28 for the third quarter of 2009 compared to $34.47 per tonne in the same quarter a year ago. Year-to-date gross margins were $26.02 per tonne, in line with management expectations for the year. Last year, the Company generated $32.49 per tonne in the first nine months. The change in margins from 2008 mainly reflects:

- lower merchandising and blending opportunities, and lower associated commodity prices; and
- fewer opportunities to extract premiums from the market due to less volatility.

Earnings associated with the Company's interest in Prince Rupert Grain were $4.8 million for the third quarter of 2009 (or $1.04 per tonne) and $11.5 million year-to-date (or $0.88 per tonne). This compares to $7.0 million (or $1.90 per tonne) and $11.4 million (or $1.02 per tonne) for the same respective three and nine-month periods last year. Increased volumes at the Prince Rupert terminal during the quarter were mainly due to timing and annual volumes are expected to be similar to last year.

Operating, general and administration ("OG&A") expenses for the Grain Handling and Marketing segment of $49.0 million were up $0.5 million for the quarter. On a year-to-date basis, OG&A expenses totaled $146.3 million for this segment up $10.6 million. This is primarily a result of increased variable costs due to higher grain volumes this year and additional wages, salaries and benefits. The increase also reflects the addition of the International Grain division that was established in the latter part of 2008.

Segment EBITDA for the quarter was $68.8 million compared to the $78.6 million generated in the same period last year. For the nine months ended July 31 2009, EBITDA was $193.7 million compared to $229.2 million for the same nine-month period of 2008.

4.2 AGRI-PRODUCTS

Viterra currently operates 254 ag-retail facilities located across Western Canada and holds a 34% investment in CFL, a nitrogen fertilizer manufacturing plant in Medicine Hat, Alberta. The Company is entitled to receive 34% of approximately 1.5 million tonnes of merchantable product, split equally between granular urea and anhydrous ammonia ("NH_3").

Retail sales of agri-products are seasonal and correlate directly to the life cycle of the crop. During the first two quarters of the Company's fiscal year (November to April), Viterra focuses on providing its customer base with planning, agronomic and customized solutions in preparation for the next year's crop. Viterra also works with suppliers to position product and inventories in advance of the intense spring selling period. Between mid-April and the end of June, the Company typically generates more than 75% of this segment's annual sales and earnings, when producers purchase their crop inputs: seed, fertilizer and crop protection products. The level of sales in the fall is dependent upon the timing of harvest and the arrival of winter weather.

Agri-products *(in thousands - except percentages)*	Actual Three Months ended July 31, 2009	Actual Three Months ended July 31, 2008	*Better (Worse)*	Actual Nine Months ended July 31, 2009	Actual Nine Months ended July 31, 2008	*Better (Worse)*
Gross profit and net revenues from services	$ **198,950**	$ 255,444	$ *(56,494)*	$ **242,084**	$ 347,824	$ *(105,740)*
Operating, general and administrative expenses	**(53,009)**	(53,054)	*45*	**(123,983)**	(114,994)	*(8,989)*
EBITDA	**145,941**	202,390	*(56,449)*	**118,101**	232,830	*(114,729)*
Amortization	**(10,627)**	(11,401)	*774*	**(31,542)**	(33,967)	*2,425*
EBIT	$ **135,314**	$ 190,989	$ *(55,675)*	$ **86,559**	$ 198,863	$ *(112,304)*
Operating Highlights						
Sales and other operating revenues	$ **938,719**	$ 1,009,789	$ *(71,070)*	$ **1,390,841**	$ 1,378,206	$ *12,635*
Fertilizer *	$ **479,051**	$ 521,568	$ *(42,517)*	$ **793,538**	$ 783,857	$ *9,681*
Crop Protection	$ **331,186**	$ 346,741	$ *(15,555)*	$ **359,740**	$ 375,819	$ *(16,079)*
Seed	$ **101,545**	$ 112,536	$ *(10,991)*	$ **183,258**	$ 172,887	$ *10,371*
Equipment sales and other revenue	$ **26,937**	$ 28,944	$ *(2,007)*	$ **54,305**	$ 45,643	$ *8,662*
Margin *(% of Sales)*	**21.2%**	25.3%	*(4.1 pt)*	**17.4%**	25.2%	*(7.8 pt)*

** Consolidated sales from wholesale and retail operations*

Third quarter consolidated sales and other operating revenues for the Agri-products segment were down from the prior year, decreasing by $71.1 million to $938.7 million. For the nine months ended July 31, 2009, total sales and other operating revenues were $1.39 billion, up only $12.6 million relative to the previous year's period.

Fertilizer sales were $479.1 million for the quarter, a decline of $42.5 million, reflecting lower usage rates and unfavourable spring weather conditions. On a year-to-date basis, fertilizer sales of $793.5 million were slightly ahead of last year's period, mainly due to higher prices, that were somewhat offset by lower volumes.

Consolidated Fertilizer Volumes by Quarter
For the quarters ended
(in '000 tonnes)

Fiscal Year	January 31	April 30	July 31	Total
2009	269	247	757	1,273
2008	319	201	772	1,292

Seed sales during the third quarter were $101.5 million, a decrease of $11.0 million over the $112.5 million reported in the three months ended July 31, 2008. Higher than expected sales in the second quarter more than offset this decrease, as farmers purchased a larger portion of their seed requirements earlier this year.

On a year-to-date basis, seed sales were $10.4 million higher, reaching $183.3 million this year. Higher selling prices for canola seed more than offset lower volumes and prices for wheat and barley seed.

Unfavourable growing conditions during the quarter had an impact on sales of the Company's crop protection products. Third quarter sales were $331.2 million compared to $346.7 million in last year's third quarter. A late, cool spring reduced demand for pre-seed products and drier than normal weather throughout certain parts of the Prairies coupled with cooler temperatures in the early summer months reduced product demand. This quarter's sales also reflect lower priced glyphosates relative to last year. On a year-to-date basis, crop protection product sales were $359.7 million compared to $375.8 million last year.

Strong demand for on-farm storage led to solid sales increases for Viterra's equipment during the quarter, partly offset by declines in the equipment rentals and other revenue category due to a reduction of custom applications associated with lower crop protection product sales. On a year-to-date basis, equipment sales and other revenue were solid increasing $8.7 million to $54.3 million compared to a year earlier.

Gross margins were $199.0 million for the third quarter of 2009 and $242.1 million for the nine months ended July 31, 2009, compared to $255.4 million and $347.8

million for the respective comparable periods of the prior year. Lower fertilizer margins during the quarter reflect negative margin sales and very little in-season appreciation linked primarily to phosphate fertilizer. These factors combined with lower margins on crop protection products were the primary contributors to the results for the quarter.

On a year-to-date basis, gross margins included a $28.1 million fertilizer inventory write-down that was taken at January 31, 2009. Also included are an $8.4 million realized loss and a $4.1 million marked-to-market unrealized loss on the Company's natural gas hedging program. Excluding these adjustments, gross margins for the nine months ended July 31, 2009 were down $65.1 million. Lower fertilizer margins are the primary reason for the variance.

OG&A expenses were in line with last year's quarter at $53.0 million. For the nine-month period, OG&A expenses increased by $9.0 million to $124.0 million primarily reflecting incremental expenses for wages and salaries.

EBITDA for the quarter was $145.9 million compared to $202.4 million last year and for the nine months ended July 31, 2009, was $118.1 million compared to $232.8 million.

4.3 FOOD PROCESSING

Viterra's Food Processing segment includes its oat milling division, with plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan, and Barrhead, Alberta, a canola crushing facility at St. Agathe, Manitoba that Viterra began operating on June 25, 2009, and a 42.4% interest in Prairie Malt Limited, a single-site malting plant located at Biggar, Saskatchewan.

The Company's oat milling business is an established market leader in industrial oat supply and the supplier of choice for many North American food manufacturers. For the oat milling business, yield is a significant factor in profitability. The quality of raw oats has the largest impact on yield. Oats are priced in U.S. dollars and the world feed grain market predominantly drives prices. As a result, foreign exchange rates can affect margins and Viterra employs currency hedging practices to protect margins. The price of finished goods moves up and down with the price of oats.

Viterra's canola crushing business has a canola crush capacity of 1,000 metric tonnes per day and, with immediate access to North America's major rail lines, is well-situated to source raw materials domestically and supply North American end-use markets. Canola oil is low in trans fats and saturated fats and has one of the healthiest fat profiles of any of the major vegetable oils.

In Viterra's malt business, reliable quality is a key factor in maintaining sales relationships with international customers. Only high-quality malt barley is selected for the malting process so crop quality can affect supply and increase production costs. For Prairie Malt, energy consumption, labour and yield maximization (the amount of malt produced from a tonne of barley) are key production drivers. Natural

gas is also a key factor in production; thus, gas prices can affect margins. Since sales are priced in U.S. dollars, Prairie Malt reduces the impact of foreign currency fluctuations by engaging in currency hedging activities.

Food Processing *(in thousands - except percentages and margins)*	Actual Three Months ended July 31, 2009	Actual Three Months ended July 31, 2008	*Better (Worse)*	Actual Nine Months ended July 31, 2009	Actual Nine Months ended July 31, 2008	*Better (Worse)*
Gross profit and net revenues from services	$ 12,769	$ 10,103	$ 2,666	$ 23,802	$ 27,530	$ (3,728)
Operating, general and administrative expenses	(3,276)	(1,728)	$ (1,548)	(6,787)	(5,641)	$ (1,146)
EBITDA	9,493	8,375	$ 1,118	17,015	21,889	$ (4,874)
Amortization	(1,660)	(1,501)	$ (159)	(4,621)	(4,390)	$ (231)
EBIT	$ 7,833	$ 6,874	$ 959	$ 12,394	$ 17,499	$ (5,105)
Operating Highlights						
Sales and other operating revenues	$ 56,739	$ 48,915	$ 7,824	$ 159,959	$ 144,125	$ 15,834
Tonnes sold	89	80	9	236	250	(14)
Margin per tonne	$ 143.47	$ 126.29	$ 17.18	$ 100.86	$ 110.12	$ (9.26)

Sales and other operating revenues in the Food Processing segment for the quarter were $56.7 million, up $7.8 million from the comparable period of 2008. The majority of the increase reflects sales contributions from the Company's new canola crushing facility that was purchased during the quarter. These contributions, together with increased malt sales, more than offset an 8.1% decrease in oat product sales that occurred due to a temporary decline in domestic and export demand. Export sales of oat products into Latin America were down for the quarter, while domestic customers reduced their finished goods inventory and adjusted their marketing programs to target more value-orientated products.

For the nine months, ended July 31, 2009, sales and other operating revenues in this segment increased by $15.9 million to $160.0 million compared to $144.1 million last year. The increase primarily reflects contributions from the new canola crushing operations and stronger malt sales for the period.

Gross margins in the third quarter of 2009 improved by $2.7 million to $12.8 million compared to the same three-month period of 2008. Marked-to-market adjustments for commodity prices during the quarter resulted in a $1.4 million gain in the oat milling operations gross margin during the quarter, which compares to a $0.3 million gain recorded in the same three-month period of 2008. Excluding this adjustment, the segment's gross margin improvement reflects better manufacturing yields in Viterra's oat business along with strong shipments at Prairie Malt.

On a year-to-date basis, gross margins in this segment were $23.8 million compared to $27.5 million during the same period last year. Total marked-to-market adjustments and realized gains were $2.3 million (including approximately $0.5 million in foreign exchange marked-to-market gains from the canola operation) compared to a $2.6 million loss for the same period of 2008.

Year-to-Date Adjusted Gross Margins *(in $ millions)*	Actual Nine Months ended July 31, 2009	2008	*Better (Worse)*
Gross profit and net revenues from services	$ **23.8**	$ 27.5	$ (3.7)
Prairie Malt foreign exchange loss (Q1)	**(2.5)**	-	(2.5)
Marked-to-market adjustments and realized gains/losses	**2.3**	(2.6)	4.9
Gross profit and net revenues from services adjusted	$ **23.6**	$ 24.9	$ (1.3)

While the lower operating margins reflect reduced oat volumes and fewer sales of flake products during the quarter, margins earned on oat products sold still reflect a $3 per tonne increase after the marked-to-market effect is removed.

OG&A expenses for the quarter were $3.3 million compared to $1.7 million and were $6.8 million compared to $5.6 million on a year-to-date basis. The increase was primarily the result of additional costs associated with the new canola crushing operation, offset slightly by lower year-to-date costs at the milling and malting operations.

Segment EBITDA was $9.5 million for the third quarter up from $8.4 million from the same period last year, primarily reflecting the marked-to-market adjustment noted above. On a year-to-date basis, EBITDA was $17.0 million compared to $21.9 million a year ago. Positive marked-to-market adjustments only partially offset the impact of the foreign exchange loss recorded by Prairie Malt earlier in the year.

4.4 FEED PRODUCTS

The Feed Products segment formulates and manufactures feed and feed ingredients for swine, dairy and beef cattle, poultry and other specialty feeds from six feed mills and two pre-mix facilities across Western Canada and at six feed mill locations in Texas, New Mexico and Oklahoma in the U.S. The key driver in the profitability of feed manufacturing is volume, since feed sales prices typically fluctuate in response to the underlying cost of ingredients. Margins remain relatively consistent year-over-year, with average annualized margins of about $41 to $45 per tonne. However, there can be some seasonal variability in the U.S. market in the spring when the product mix shifts to lower margin products aimed at commercial feedlots.

Feed Products *(in thousands - except percentages and margins)*	Actual Three Months ended July 31, 2009	2008	*Better (Worse)*	Actual Nine Months ended July 31, 2009	2008	*Better (Worse)*
Gross profit and net revenues from services	**18,098**	17,605	*493*	**69,641**	54,988	$ *14,653*
Operating, general and administrative expenses	**(17,880)**	(18,022)	*142*	**(55,613)**	(53,154)	*(2,459)*
EBITDA	**218**	(417)	*635*	**14,028**	1,834	*12,194*
Amortization	**(2,921)**	(2,737)	*(184)*	**(8,997)**	(7,435)	*(1,562)*
EBIT	$ **(2,703)**	$ (3,154)	$ *451*	$ **5,031**	$ (5,601)	$ *10,632*
Operating Highlights						
Feed sales *(tonnes)*	**466**	517	*(51)*	**1,540**	1,386	*154*
Feed sales and other operating revenues	$ **145,240**	$ 178,134	$ *(32,894)*	$ **512,515**	$ 421,148	$ *91,367*
Non-feed sales and other operating revenues	$ **1,824**	$ 5,652	$ *(3,828)*	$ **7,354**	$ 23,048	$ *(15,694)*
Feed margin *($ per feed tonne sold)*	$ **38.22**	$ 42.42	$ *(4.20)*	$ **44.74**	$ 44.48	$ *0.26*
Non-feed gross profit and net revenue from services	$ **286**	$ (4,327)	$ *4,613*	$ **748**	$ (6,665)	$ *7,413*

Feed sales and other operating revenues of $145.2 million for the three months ended July 31, 2009 were $32.9 million lower than last year due to lower prices and ongoing

challenges in the United States dairy and the Canadian swine markets. On a year-to-date basis, feed sales and other operating revenues increased by $91.4 million to $512.5 million. The improvement is reflective of the Company's acquisitions of Sunrise Feeds LLC, V-S Feed and Agri-Supplies Ltd., Gore Bros. Inc. and Gore's Trucking Inc. These transactions were completed during the second quarter of 2008. Results also reflect the impact of a weaker Canadian dollar relative to 2008.

Feed gross margins were $17.8 million for the quarter, approximately $4.1 million lower than last year due to lower sales volumes relating to the ongoing challenges in the feed markets. On a year-to-date basis, feed gross margins increased by $7.2 million to $68.9 million. The higher gross margins were the result of contributions from the acquisitions described above and a higher level of U.S. sales, combined with the impact of a weaker Canadian dollar relative to 2008.

For non-feed gross margins, last year's results reflect losses attributable to the Company's equity share in a hog production company, along with losses associated with the downturn in the hog markets. The investment was written off last year entirely and the Company exited the hog production business in fiscal 2008.

OG&A expenses for the quarter were $17.9 million in line with the third quarter of 2008. For the nine-month period ended July 31, 2009 OG&A expenses were $55.6 million, $2.5 million higher than the comparable period of 2008. Last year's third quarter and year-to-date results included $6.5 million of expenses related to the Company's exit from the hog business. After excluding these items, OG&A expenses for the nine months ended July 31, 2009 increased by $9.0 million. The increase reflects the addition of costs associated with the acquisitions described above.

EBITDA for the quarter was $0.2 million, compared to an EBITDA loss of $0.4 million for the comparable period of the prior year. On a year-to-date basis, EBITDA increased $12.2 million to $14.0 million. Last year's results included costs related to the Company's exit from the hog business.

4.5 FINANCIAL PRODUCTS

Through both Viterra Financial™ and Unifeed Financial®, the Company acts as an agent of a Canadian Schedule I chartered bank. Viterra Financial extends trade credit at competitive rates to the Company's Agri-products customers. Unifeed Financial offers secured loans to customers to primarily purchase feeder cattle and a small number of feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The Company directly manages the customer relationship and receives a fee for performing front-end credit reviews and management services. In addition to these credit programs, this segment also offers other ancillary financial and risk management products to producers as well as a carbon credit program in Alberta in which Viterra purchases and aggregates carbon offset credits from producers. Viterra has a long-term agreement to supply these carbon offset credits to an energy corporation.

The profitability of this segment relates to the level, duration and quality of credit in a given period, which, in turn, is influenced by crop input and feed prices, farm income levels and interest rates.

Financial Products *(in thousands except percentages)*	Actual Three Months ended July 31, 2009	2008	Better (Worse)	Actual Nine Months ended July 31, 2009	2008	Better (Worse)
Gross profit and net revenues from services	$ 3,700	$ 4,067	$ (367)	$ 11,372	$ 8,127	$ 3,245
Operating, general and administrative expenses	(2,150)	(1,051)	(1,099)	(4,913)	(3,188)	(1,725)
EBITDA	1,550	3,016	(1,466)	6,459	4,939	1,520
Amortization	(35)	(105)	70	(245)	(315)	70
EBIT	$ 1,515	$ 2,911	$ (1,396)	$ 6,214	$ 4,624	$ 1,590
Sales and other operating revenues	$ 4,538	$ 4,067	$ 471	$ 12,627	$ 8,127	$ 4,500

Gross margin for the third quarter was $3.7 million compared to $4.1 million for the same quarter in 2008. Year-to-date gross margin was $11.4 million compared to $8.1 million in 2008. Larger loan portfolio balances in the first quarter of 2009 compared to the same quarter in 2008 resulted in an increase of $2.4 million in fee revenue. The carbon credit and risk management products accounted for the balance of the year-to-date increase in gross margin.

OG&A expenses of $2.2 million in the quarter were $1.1 million higher than the same quarter in 2008 and $1.7 million higher on a year-to-date basis relative to the same period last year. Last year, the Company recorded a $1.0 million bad debt recovery, which is the primary reason for the variance against this year's expenses. Year-to-date expenses are also up due to increased expenses incurred to support business development initiatives.

EBITDA was $1.6 million in the third quarter of 2009 compared to $3.0 million for the same three-month period of 2008. EBITDA for the nine-months was $6.5 million compared to $4.9 million last year.

4.6 CORPORATE EXPENSES

Corporate expenses include the costs associated with Viterra's information technology, finance, human resources, legal, investor relations and communication services, business planning and development activities as well as executive management and Board governance expenses.

Corporate Expenses *(in thousands)*	Actual Three Months ended July 31, 2009	2008	Better (Worse)	Actual Nine Months ended July 31, 2009	2008	Better (Worse)
Operating, general and administrative expenses	$ (21,488)	$ (19,407)	$ (2,081)	$ (65,827)	$ (58,352)	$ (7,475)
Amortization	(203)	20	(223)	(623)	(35)	(588)
EBIT	$ (21,691)	$ (19,387)	$ (2,304)	$ (66,450)	$ (58,387)	$ (8,063)

Corporate expenses of $21.5 million in 2009 (2008 - $19.4 million) were higher in this year's third quarter primarily due to a $2.2 million accrual for restructuring costs relating to the enhancement of information technology service delivery across the Company.

On a year-to-date basis, higher corporate expenses of $65.8 million in 2009 (2008 - $58.4 million) are the result of the restructuring accrual noted above, higher external consulting fees in support of growth initiatives, and an increased director compensation program, offset partially by a lower accrual for capital taxes.

5. OUTLOOK

In addition to other sections of the Company's report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see "Forward-Looking Information" on page 31 of this report.

Exports of Canada's six major grains and oilseeds were 30.9 million tonnes for the crop year ending July 31, 2009, up 3.5 million tonnes from last year and the second highest in the past 28 years. Canadian grains and oilseeds exports are expected to remain strong for the remainder of Viterra's fiscal year. On July 30, 2009, the Canadian Wheat Board estimated its export program for the 2008-09 crop year at 18.5 million tonnes, the highest level since 1999-2000 and up over a million tonnes from last year.

Harvest of the 2009 crop has begun with winter wheat, fall rye, lentils and some peas being the first to come off. It is too early in the harvest to accurately predict this year's crop quality or size. In order to realize the full potential of the crop the Prairies will require frost-free weather into mid-September along with a warm, rain-free harvest period.

Statistics Canada issued its August 21, 2009 Field Crop Reporting Series, which is based on a preliminary survey of Canadian field crop production conducted between July 27 and August 4, 2009. Their report estimates the 2009-10 western Canadian crop production of the six major grains and oilseeds will be 45.8 million tonnes, approximately 21% below the near-record harvest of 2008-09, and just slightly below the 10-year average of 47.3 million tonnes. It should be noted that the survey does not reflect the benefits of the late July, early August rains. In addition, given the timing of the survey and the early stage of crop development at that time, there is opportunity for material swings between the estimates and the final production numbers.

It is management's current belief that provided the Prairies receive the required favorable weather over the next several weeks, that there is potential for the crop to exceed Statistics Canada's current forecast. Viterra is estimating production of the six major grains to be in the 46 to 48 million tonne range, approximately 5% below historical averages of 49 to 50 million tonnes. Statistics Canada will release an update to their initial production estimate on October 2, 2009.

Summary of Western Canada's Six Major Crops Statistic Canada's August Production Estimate *('000's tonnes)*	Actual 2007/08	Actual 2008/09	Estimated 2009/10	% Change 09/10 vs 08/09
Winter Wheat	1,284.5	1,982.7	1,073.7	-45.8%
Spring Wheat	13,428.6	17,995.3	15,791.9	-12.2%
Durum Wheat	3,681.4	5,519.3	4,519.2	-18.1%
All Wheat	18,394.5	25,497.3	21,384.8	-16.1%
Oats	4,287.8	3,958.9	2,600.8	-34.3%
Barley	10,312.5	11,209.3	8,311.4	-25.9%
Canola	9,482.2	12,560.0	9,477.8	-24.5%
Flax	633.5	861.1	915.0	6.3%
Dry Peas	2,934.8	3,571.3	3,113.0	-12.8%
Total	46,045.3	57,657.9	45,802.8	-20.6%

On September 9, 2009, Statistics Canada issued its estimates on Stocks of Canadian Grain at July 31, 2009. Western Canadian on-farm stocks of the six major grains were 6.4 million tonnes, approximately 25% higher than the 10-year average.

Based on on-farm carry-over stocks and current production estimates, deliveries into the western Canadian grain handing system for 2009/10 are expected to be in the 31 to 32 million tonnes, in line with the historical average.

For the Agri-products segment, results for the remainder of the year, particularly fertilizer and crop protection products sales, will be dependent upon suitable weather conditions. Given crops have been slow to mature this season cool or wet pre-harvest weather could contribute to higher than normal herbicide usage to help crops mature in a timely fashion. The timing and extent of post-harvest applications of both fertilizer and crop protection products will be dependent upon good weather conditions in October.

In the Food Processing segment, long-term demand for whole grain, nutritional food ingredients continues to remain strong and demand for oat ingredients is expected to continue to grow. However, in the short-term, increased competition in the granola bar category has led to a climb in inventory and reduction in nearby orders. The economy is creating more consumer demand for private label, store brand ready-to-eat cereals, which is reflected in increased sales of Viterra's whole oat flour. Growth of premium products such as organics may slow in the short-term due to current economic conditions.

Viterra expects demand for its canola oil to be strong and the Company is well positioned to meet the growing demand for healthy canola oil ingredients. Adequate seed supplies are expected assuming good crop conditions moving into harvest.

For the Feed Products business the decline in feed ingredient costs within the livestock sector has been positive for Canadian livestock producers, however, the current economic situation and a stronger Canadian dollar has put pressure on both cattle and hog exporters. Hog production has been slow to recover and current measures being put in place by the Canadian government are expected to impact herd size and therefore demand in the short term.

In the U.S., the poor economic situation has led to reduced demand for meat and dairy products resulting in lower feed demand for 2009. Given these fundamentals, management anticipates continued pressure on gross margins within its U.S. operations for the remainder of the fiscal year. Despite these issues, the additional contributions from feed acquisitions are expected to improve results materially in this segment relative to last year, when the Company took the necessary steps to exit the hog production business, remaining only a feed supplier to the industry.

6. LIQUIDITY AND CAPITAL RESOURCES

6.1 Cash Flow Information

Cash Flow Provided by (Used in) Operations *(in thousands - except per share amounts)*	Actual Three Months ended July 31, 2009	2008	Better (Worse)	Actual Nine Months ended July 31, 2009	2008	Better (Worse)
EBITDA	$ 204,467	$ 272,553	$ (68,086)	$ 283,462	$ 432,346	$ (148,884)
Add (Deduct):						
Employee future benefits	634	138	496	3,049	504	2,545
Equity loss (earnings) of significantly influenced companies	(5)	4,657	(4,662)	(77)	6,407	(6,484)
Other items	764	335	429	1,999	219	1,780
Adjusted EBITDA	205,860	277,683	(71,823)	288,433	439,476	(151,043)
Integration expenses	(1,352)	(2,225)	873	(5,048)	(12,264)	7,216
Cash financing expenses	(14,254)	(7,151)	(7,103)	(33,232)	(28,562)	(4,670)
Pre-tax cash flow	190,254	268,307	(78,053)	250,153	398,650	(148,497)
Current provision for corporate taxes	(11,447)	(6,889)	(4,558)	(11,565)	(15,515)	3,950
Cash flow provided by operations	$ 178,807	$ 261,418	$ (82,611)	$ 238,588	$ 383,135	$ (144,547)
Per share	$ 0.75	$ 1.12	$ (0.37)	$ 1.01	$ 1.79	$ (0.78)

For the three months ended July 31, 2009, Viterra generated cash flow provided by operations of $178.8 million ($0.75 per share), a decrease of $82.6 million from last year. The reduction in cash flow for the period resulted from lower EBITDA, higher cash financing expenses and higher current corporate taxes. On a year-to-date basis, cash flow provided by operations decreased by $144.5 million to $238.6 million ($1.01 per share) for the nine months ended July 31, 2009. Lower cash flow reflects this year's lower EBITDA contribution, higher cash financing expenses (after the impact of a $6.3 million interest recovery on the appeal of a federal tax reassessment in 2008), partly offset by lower integration expenses and current corporate taxes.

Cash Flow Provided by (Used in) Operating Activities *(in thousands)*	Actual Three Months ended July 31, 2009	2008	Better (Worse)	Actual Nine Months ended July 31, 2009	2008	Better (Worse)
Net earnings	$ 120,688	$ 166,712	$ (46,024)	$ 114,047	$ 241,492	$ (127,445)
Adjustments for items not involving cash	58,119	94,706	(36,587)	124,541	141,643	(17,102)
Cash flow provided by operations *	178,807	261,418	(82,611)	238,588	383,135	(144,547)
Changes in non-cash working capital items	100,395	4,163	96,232	(85,735)	(355,445)	269,710
Cash flow provided by (used in) operating activities	$ 279,202	$ 265,581	$ 13,621	$ 152,853	$ 27,690	$ 125,163
Free Cash Flow *						
Cash flow provided by operations *	$ 178,807	$ 261,418	$ (82,611)	$ 238,588	$ 383,135	$ (144,547)
Property, plant and equipment expenditures	(17,831)	(15,496)	(2,335)	(47,173)	(35,174)	(11,999)
Free Cash Flow	$ 160,976	$ 245,922	$ (84,946)	$ 191,415	$ 347,961	$ (156,546)

* *See Non-GAAP Financial Measures in Section 8*

Free cash flow is measured by cash flow provided by operations less capital expenditures and does not reflect changes in non-cash working capital (see Non-GAAP Financial Measures in Section 8). For the three months ended July 31, 2009, free cash flow was $161.0 million, compared to $245.9 million for the comparable period of the prior year. On a year-to-date basis, Viterra generated free cash flow of

$191.4 million, a decrease of $156.5 million from 2008. The variances for both periods reflect lower cash flow provided by operations as explained above and higher capital expenditures this year compared to last year.

6.2 Non-cash Working Capital

Non-cash Working Capital

(in thousands)	As at July 31		Better (Worse)
	2009	2008	
Inventories	**$ 679,167**	$ 811,335	$ (132,168)
Accounts receivable	**802,197**	755,230	46,967
Prepaid expenses and deposits	**66,241**	28,223	38,018
Accounts payable and accrued liabilities	**(666,877)**	(642,585)	(24,292)
	$ 880,728	$ 952,203	$ (71,475)

Inventories at the end of July 31, 2009 were $132.2 million lower than at July 31, 2008. Grain inventories decreased by $189.2 million, due to lower commodity prices and lower quantities on hand, offset by higher agri-products inventories, reflecting higher crop protection products due to lower spring sales.

Accounts receivable at the end of July 31, 2009 were $47.0 million higher than at July 31, 2008. This is a result of higher accounts receivable levels in Grain Handling and Marketing, Agri-products and Food Processing.

The $38.0 million increase in prepaid expenses and deposits largely reflects higher prepayments to fertilizer suppliers for the upcoming fall season.

6.3 Investing Activities

On May 19, 2009, Viterra announced that it had signed an Implementation Agreement under which Viterra proposed to acquire all the issued and outstanding shares of ABB (referred to herein as the "ABB Transaction"). Please refer to Viterra's news release dated May 19, 2009, which can be found on the Company's website at www.viterra.ca and refer to Note 16 in the Notes to the Consolidated Financial Statements accompanying this report. The transaction is valued at $1.4 billion (AUD $1.6 billion) and is comprised of a combination of cash and shares. Viterra has entered into derivatives to hedge the AUD cash portion of the transaction.

The transaction was subject to satisfaction of a number of customary closing conditions, including the approval of ABB shareholders and court approval, as well as the receipt of required regulatory approvals. ABB shareholders voted in favour of the proposed transaction on September 9, 2009 in Adelaide, South Australia. Please refer to Viterra's news release dated September 9, 2009, which can be found on the Company's website at www.viterra.ca and refer to Note 16 in the Notes to the Consolidated Financial Statements accompanying this report. Approval of two resolutions was required. The following table outlines the thresholds and the result of the voting process:

	Requirement	Results
Approval of Scheme of Arrangement - by number of voters	50%	60.45%
Approval of Scheme of Arrangement - by share value	75%	83.57%
Constiutional Amendment - by share value	75%	82.83%

The Constitutional Amendment to remove a 15% ownership cap, which limited the number of shares an individual shareholder of ABB can own, was required to facilitate the proposed transaction.

On September 10, 2009, the Federal Court of Australia also approved the proposed transaction. The Implementation Date for the approved transaction as per the Scheme of Arrangement is September 23, 2009. The transaction is still subject to certain regulatory approvals, which are expected to be received prior to the Implementation Date.

Viterra currently has AUD short-term investments, which, along with the proceeds of the subscription receipt offering described below, are expected to fully fund the cash portion of the transaction.

The following table summarizes the minimum and maximum amount of cash (assuming the exchange rate of AUD$0.8901 as announced on May 19, 2009) and additional shares required under the approved ABB Transaction:

(millions)	Potential Cash Portion	Potential Additional Shares Issued [1]
Maximum Cash (Minimum Shares)	$ 1,003.6	39.1
Minimum Cash (Maximum Shares)	$ 669.1	78.3

[1] Potential additional shares issued does not include the 56.25 million shares that will be issued for cash proceeds under the subscription receipt agreement described below.

The cash component of the transaction will be based on the foreign exchange rate at the Implementation Date of September 23, 2009. The share component of the transaction will be in the form of CHESS Depository Interests ("CDI") to be listed on the ASX. The CDIs will represent an equal interest in Viterra shares and will be exchangeable into TSX listed Viterra shares on a one-for-one basis. ABB shareholders can also elect to have their share component issued as Viterra shares listed on the TSX.

At the close of trading on September 11, 2009 ABB shares were suspended from trading. On September 14, 2009, trading in Viterra CDIs will commence on the ASX on a deferred settlement basis. September 18, 2009 will be the deadline for receipt of Scheme Consideration Election Forms as well as the Scheme Record Date for determining entitlements to Scheme Consideration.

On May 13, 2009, Viterra successfully completed the offering of $450 million in equity (net proceeds to Viterra of approximately $431.3 million) through a bought deal subscription receipt offering by way of a private placement to exempt purchasers. The proceeds of the offering were raised to provide a portion of the funding for the ABB Transaction. The price of the issue was $8.00 per subscription receipt and each subscription receipt represented the right of the holder to receive, for no additional consideration, one common share of Viterra upon the successful closing of the ABB Transaction. The 56.25 million subscription receipts issued under the offering will be exchanged into an equivalent number of common shares of Viterra upon the initial take-up by Viterra of the ABB common shares on the Implementation Date of September 23, 2009.

6.4 Financing Activities

Key Financial Information * *(in thousands - except percentages, pts and ratios)*		As at July 31 **2009**		2008		*Better (Worse)*
Funded Debt	$	**999,610**	$	723,266	$	*(276,344)*
Funded Debt, Net of Cash and Cash Equivalents	$	**(65,300)**	$	183,985	$	*249,285*
EBITDA *(nine months ended July 31)*	$	**283,462**	$	432,346	$	*(148,884)*
Ratios						
Current Ratio		**3.71 x**		2.79 x		*0.92 x*
Total Debt-to-Capital		**30.1%**		25.0%		*(5.1 pt)*
Long-Term Debt-to-Capital		**29.5%**		20.8%		*(8.7 pt)*

* *See Non-GAAP Financial Measures in Section 8*

The Company's total funded debt, net of cash and short-term investments, of $(65.3) million at July 31, 2009, improved by $249.3 million from the comparable period of the prior year. This improvement was due to a decrease in short-term borrowings of $106.2 million, an increase of $531.3 million in cash and short-term investments, offset by an increase in long-term debt, including the current portion, of $382.5 million.

Long-term debt, including the current portion, was $982.2 million at July 31, 2009, up $382.5 million from the $599.7 million reported at the same time last year. The increase is attributable to $300 million in Senior Unsecured Notes bearing interest of 8.5% issued July 7, 2009 (due July 7, 2014) and the remaining $100 million drawn in December 2008 on the $400 million Term Credit Facility issued initially in May 2008, less minimum mandatory principal repayments made on the Term Credit Facility (4% per annum). The net proceeds of the debt offering will be used for general corporate purposes, including the funding of future acquisitions.

Short-term borrowings decreased $106.2 million to $17.4 million as at July 31, 2009, compared to $123.6 million reported in the prior year. The lower short-term borrowings over last year primarily reflect free cash flow provided by operations. At July 31, 2009, the Company had no cash draws on the revolving credit facility with $584 million in available credit.

The increase in cash and short-term investments is primarily attributable to the $300 million in Senior Unsecured Notes issued July 7, 2009 and the $100 million drawn in December 2008 on the Term Credit Facility as well as positive free cash flow from operations.

The following table summarizes all material credit facilities of the Company, not including member loans, certain subsidiaries and joint ventures, as at July 31, 2009:

Credit Facility	Principal Outstanding (000's)		Interest Rate	Due Date (Expiry)	Scheduled Payments
Senior Unsecured Notes [1]	$	100,000	8.00% Fixed	April 08, 2013	None
Senior Unsecured Notes [1]	$	300,000	8.50% Fixed	July 07, 2014	None
Senior Unsecured Notes [1]	$	200,000	8.50% Fixed	August 01, 2017	None
Term Credit Facility - $ CAN [2]	$	315,250	BA + 200 BP[3, 4]	May 15, 2013	4% per annum
Term Credit Facility - $ U.S. [2]	$	72,750	LIBOR + 200 BP[3, 4]	May 15, 2013	4% per annum
Revolving Credit Facility [5]	$	-	Prime or BA + 90 BP	August 10, 2010	N/A

[1] Rank pari passu with Term Credit Facility

[2] 1st charge on property, plant and equipment; 2nd charge on all other assets of the Company (including certain subsidiaries property, plant and equipment and the subsidiaries capital stock)

[3] By entering into an interest rate swaps, the effective rate has been fixed at 5.3% on Canadian funds and 6.1% on U.S. funds.

[4] Upon successful completion of the ABB Transaction, the Term Credit Facility rate of interest will increase by 200 BP.

[5] 1st charge on all assets of the Company and certain subsidiaries other than property, plant and equipment; 2nd charge on property, plant and equipment. Term extendable at option of borrower up to August 10, 2012. Maximum credit limit is the lower of $800 million or the calculated borrowing base of the facility.

Short-term debt is used at various times during the year to finance operating requirements, which primarily consist of grain and agri-products inventory purchases and financing of accounts receivable from the CWB and other trade accounts.

Typically, the revolving credit lines are used to purchase inventories in the months prior to the agri-product spring selling season and reflect the significant seasonal variations in that business segment. The Company's leverage ratio will typically decline to its lowest quarterly level at July 31 (third quarter), representing the Company's core non-seasonal level of working capital. The level of short-term debt can also fluctuate as a result of changes in underlying commodity prices and the timing of grain purchases.

Management believes that cash flow from operations and its access to undrawn credit facilities will provide Viterra with sufficient financial resources to fund its working capital requirements, planned capital expenditure programs, and debt servicing requirements. This belief is predicated upon the Company's expectations of future commodity and crop input prices, and the expected turnover of inventory and accounts receivable components of working capital. (See Forward-Looking Information on page 31 of this report)

6.5 Debt Ratings

The following table summarizes the Company's current credit ratings:

	Corporate Rating	Senior Unsecured Notes	Term Credit Facility	Revolving Credit Facility	Trend
Standard & Poor's	BB+	BB+	n/a	BBB	Positive
DBRS Limited	n/a	BBB (Low)	BBB (Low)	n/a	Under Review
Moody's Investors Service	Ba1	Ba1	n/a	n/a	Under Review

Following the announcement of the ABB Transaction, the debt rating agencies confirmed their existing ratings on Viterra. Standard's & Poor's maintained its positive trend, DBRS changed its trend to "Under Review with Developing Implications", and Moody's Investors Service adjusted its trend to "On Review for Possible Downgrade".

6.6 Contractual Obligations

Contractual Obligations *(in thousands)*

		Principal Payments Due by Period			
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Bank Indebtedness	$ 6,847	$ 6,847	$ -	$ -	$ -
Short-term debt	17,418	17,418	-	-	-
Accounts payable and accrued liabilities	666,877	666,877	-	-	-
Long-term debt	998,768	18,016	134,596	646,067	200,089
Other long-term obligations	125,856	29,326	34,101	16,610	45,819
	1,815,766	738,484	168,697	662,677	245,908
Other Contractual Obligations					
Operating leases	$ 37,359	$ 10,257	$ 15,830	$ 7,251	$ 4,021
Purchase obligations [1]	666,105	659,698	4,706	1,324	377
	703,464	669,955	20,536	8,575	4,398
Total Contractual Obligations	$ 2,519,230	$ 1,408,439	$ 189,233	$ 671,252	$ 250,306

[1] *Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.*

6.7 Off-Balance Sheet Arrangements

6.7.1 Pension Plans

The Company, including its subsidiaries and affiliates, contributes to several defined contribution plans, including a multi-employer plan. The Company's total contribution expense, including the subsidiaries' and proportionate share of joint ventures' defined contribution plans for the respective three and nine-month periods ended July 31, 2009, was $3.2 million and $8.8 million (2008 - $2.2 million and $6.3 million, respectively).

With regard to the Company's defined benefit plans, management currently estimates quarterly payments of $3.8 million in 2009, (2008 - $1.5 million) to fund solvency deficiencies in accordance with actuarially determined amounts based on federal pension regulations. In addition, the Company is required to provide letters of credit of $16.9 million (2008 – nil). The increase in payments and the letter of credit requirements are primarily the result of a reduction in the fair value of plan assets. Funding requirements may increase or decrease, depending upon future actuarial valuations.

6.7.2 Viterra Financial and Unifeed Financial

Viterra Financial™ provides grain and oilseeds producers with unsecured working capital financing, through a Canadian Schedule I chartered bank, to purchase the Company's fertilizer, crop protection products, seed and equipment. Outstanding qualifying credit was $568.2 million at July 31, 2009, compared to $573.3 million at July 31, 2008. Approximately 95% of the current outstanding credit relates to its highest credit rating categories. The Company indemnifies the bank for 50% of future losses under Viterra Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at July 31, 2009, the Company has adequately provided for actual and future expected losses.

Unifeed Financial® provides livestock producers with secured working capital financing through a Canadian Schedule I chartered bank to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock are sold. The customer base for Unifeed Financial® tends to be smaller with individually larger average credit balances than Viterra Financial. Unifeed Financial approved $90.0 million (July 31, 2008 – $94.1 million) in credit applications of which customers had drawn $36.6 million at July 31, 2009 (July 31, 2008 - $30.3 million). The Company has indemnified the bank for aggregate credit losses of up to $7.8 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding. As at July 31, 2009, the Company has adequately provided for actual and expected future losses.

6.8 Outstanding Share Data

The market capitalization of the Company's 237 million issued and outstanding shares at September 10, 2009 was $2.3 billion or $9.61 per share. The issued and outstanding shares at September 10, 2009, together with securities convertible into common shares are summarized in the following table:

As at Sept 10, 2009 *(Unaudited)*	
Issued and outstanding Common Shares [1]	237,049,738
Securities convertible into Common Shares:	
Stock Options	70,950
	237,120,688

[1] In the event of the successful closing of the ABB Transaction prior to November 30, 2009, an additional 56.25 million common shares will be issued pursuant to the subscription receipt offering and a maximum of 78.3 million shares would be issued to ABB shareholders pursuant to the ABB Transaction. See section 6.3 "Investing Activities" for further details.

7. OTHER MATTERS

7.1 Accounting Policy Changes

7.1.1 International Financial Reporting Standards

In February 2008, the Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly accountable enterprises to replace Canadian GAAP with International Financial Reporting Standards ("IFRS"). The date relates to interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which will be applicable for Viterra's first quarter of fiscal 2012. The Company will also be required to provide IFRS comparative information for the previous fiscal period.

The Company has undertaken a project to assess the potential impacts of its transition to IFRS. A detailed project plan was developed and working teams formed to ensure compliance with the new standards. A Steering Committee of senior individuals from Finance, Treasury, Legal, Investor Relations and Information Technology has been established to monitor progress and review and approve recommendations from the working teams. Quarterly IFRS updates are provided to the Audit Committee.

The Company has committed the appropriate resources and training to ensure the Company is compliant by the transition date. Part of the work that will be completed will include an assessment of the impact to accounting, financial reporting, information technology systems as well as certain contractual arrangements. The project has been broken down into four key phases including Project Initiation and Initial Assessment, Detailed Assessment, Design, and Execution.

The Company has completed both the Initial and Detailed Assessment phases of its project plan. Key segments of these phases included determining accounting policy and disclosure changes that will be required upon transition to IFRS as well as the exemptions relating to IFRS 1, First-time Adoption of International Financial Reporting Standards.

Set out below is the significant difference between GAAP and IFRS that the Company has currently identified. The Company continues to monitor standards development as issued by the International Accounting Standards Board and as standards change or are issued there may be additional impacts on the Company's assessment. In addition, the Company may identify additional differences or experience changes in its business that may have an impact on the assessment.

A material item was identified for employee benefits based on differences between GAAP and IFRS relating to the accounting for defined benefit pension plans. IFRS has several technical differences from current GAAP accounting for defined benefit pension plans. As well, there are several accounting policy choices that are available under IFRS for pension accounting including a choice that is similar to what the Company currently employs under GAAP. Compared to GAAP, IFRS introduces

differences in the calculation of the expected future benefit, the liability for minimum funding requirements, the valuation allowance, and the interaction thereof.

All other identified differences are considered unlikely to have a significant impact on the Company's consolidated financial statements. These differences include:

- Presentation and Disclosure
- Business Combinations
- Impairment
- Provisions
- Share-based Payments
- Leases
- Foreign Currency Translation
- Income Taxes

The Company has moved to begin the Design phase. Key segments of this phase will include the design of implementation plans for all work streams affected by IFRS and drafting financial statements and notes to comply with IFRS. The Company will also continue to assess the impact of the transition on information technology and data systems and on internal controls. This phase also includes ongoing communication and training.

7.2 Critical Accounting Estimates

At July 31, 2009, the Company had consolidated tax loss carry-forwards of $25.0 million (July 31, 2008 - $62.9 million). These loss carry-forwards are from inactive subsidiaries of which the Company has less than 100% interest. A full valuation allowance has been recorded in respect of these losses and as a result no future tax asset is recorded.

8. NON-GAAP FINANCIAL MEASURES

EBITDA (earnings before interest, taxes, depreciation and amortization, gain (loss) on disposal of assets, integration expenses, acquisition derivative and recovery of pension settlement) and EBIT (earnings before interest, taxes, gain (loss) on disposal of assets, integration expenses, acquisition derivative and recovery of pension settlement) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by operations and EBIT is a measure of earnings from operations prior to financing costs and taxes. Both measures also provide important management information concerning business

segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Funded debt, net of cash and cash equivalents is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes. Viterra uses cash flow provided by operations and cash flow provided by operations per share as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital assists management's evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations (prior to any changes in non-cash working capital) net of capital expenditures, excluding business acquisitions. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) net earnings, as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

Reconciliations of each of these terms are provided in the table below.

Non-GAAP Terms, Reconciliations and Calculations

(in thousands - except percentages and ratios)

		2009		2008		Better (Worse)
For the nine months ended July 31						
Gross profit and net revenues from services	$	686,890	$	803,399	$	(116,509)
Operating, general and administrative expenses		(403,428)		(371,053)		(32,375)
EBITDA		283,462		432,346		(148,884)
Amortization		(77,590)		(76,606)	$	(984)
EBIT	$	205,872	$	355,740	$	(149,868)
Net earnings	$	114,047	$	241,492	$	(127,445)
Amortization		77,590		76,606		984
Non-cash financing expenses		3,788		2,952		836
Provision for (recovery of) pension settlement		-		(3,356)		3,356
Employee future benefits		3,049		504		2,545
Equity loss (earnings) of significantly influenced companies		(77)		6,407		(6,484)
Future income tax provision		36,474		59,780		(23,306)
Non-cash acquistion derivative		(7,404)		-		(7,404)
Loss (gain) on disposal of assets		9,122		(1,469)		10,591
Other items		1,999		219		1,780
Cash flow prior to working capital changes	$	238,588	$	383,135	$	(144,547)
Property, plant and equipment expenditures		(47,173)		(35,174)		(11,999)
Free Cash Flow	$	191,415	$	347,961	$	(156,546)
As at July 31						
Current assets	$	2,630,898	$	2,173,082	$	457,816
Current liabilities		709,585		779,927		70,342
Current Ratio (Current Assets/Current Liabilities)		3.71		2.79		*0.92 pt*
Short-term borrowings (Note 12)	$	17,418	$	123,579	$	106,161
[A] Long-term debt due within one year (Note 12)		18,016		12,118		(5,898)
[A] Long-term debt (Note 12)		964,176		587,569	$	(376,607)
[B] Total debt	$	999,610	$	723,266		(276,344)
Cash and short-term investments	$	1,071,757	$	540,492	$	531,265
Bank indebtedness		(6,847)		(1,211)		(5,636)
[C] Cash and cash equivalents	$	1,064,910	$	539,281	$	525,629
Funded Debt, Net of Cash and Cash Equivalents	$	(65,300)	$	183,985	$	249,285
[D] Total equity	$	2,325,093	$	2,165,538	$	159,555
[E] Total capital [B + D]	$	3,324,703	$	2,888,804		
Total Debt-to-Capital [B]/[E]		30.1%		25.0%		*(5.1 pt)*
Long-Term Debt-to-Capital [A]/[E]		29.5%		20.8%		*(8.7 pt)*

9. FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in Viterra's most recent Annual Information Form and in the Company's 2008 Management's Discussion and Analysis under the heading "Risks and Risk Management"; adverse weather conditions; political and economic risks; changes in domestic regulation; commodity price and market risks; employee

relations and collective bargaining; foreign exchange risk; availability of credit and credit costs; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; and reliance on computerized business systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizer and pesticides, changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; current global financial crises and changes in credit markets and competitive developments in connection with Viterra's grain handling, agri-products, agri-food processing, financial products and livestock, feed and services businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this Management's Discussion and Analysis and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Management's Discussion and Analysis. In addition to other assumptions identified in this Management's Discussion and Analysis, assumptions have been made regarding, among other things:

- western Canadian crop production and quality in 2008 and subsequent crop years;
- the volume and quality of grain held on farm by producer customers;
- movement and sales of grains by the Canadian Wheat Board;
- demand for and supply of open market grains;
- the ability to maintain existing customer contracts and relationships;
- agricultural commodity prices;
- general financial conditions for western Canadian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products;
- market share of grain deliveries and agri-product sales that will be achieved by Viterra;
- extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or a Canadian chartered bank in connection with agri-product purchases;
- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;

- demand for oat and malt barley products and the market share of sales of these products that will be achieved by Viterra's subsidiaries;
- the availability of feed ingredients for livestock and poultry;
- the impact of competition;
- environmental and reclamation costs;
- the ability to obtain and maintain existing financing on acceptable terms; and
- currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra and undue reliance should not be placed on Viterra's forward-looking information.

Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

10. ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis relating to the third quarter and nine months ended July 31, 2009 and 2008 respectively should be read in conjunction with Viterra's Management's Discussion and Analysis for its year ended October 31, 2008. Additional information relating to Viterra, including the most recent Annual Information Form filed by the Company, is available on SEDAR at www.sedar.com and Viterra's website, www.viterra.ca.

Mayo Schmidt
President and Chief Executive Officer
September 11, 2009

Rex McLennan
Chief Financial Officer

Viterra Inc.
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9
http://www.viterra.ca

CONSOLIDATED BALANCE SHEETS

(in thousands)

AS AT	July 31, 2009 (unaudited)	July 31, 2008 (unaudited)	October 31, 2008 (audited)
ASSETS			
Current Assets			
Cash	$ 77,502	$ 49,153	$ 183,536
Short-term investments	994,255	491,339	486,129
Accounts receivable	802,197	755,230	773,830
Inventories (Note 3)	679,167	811,335	837,943
Prepaid expenses and deposits	66,241	28,223	91,183
Future income taxes	11,536	37,802	59,202
	2,630,898	2,173,082	2,431,823
Investments	7,741	16,282	7,645
Property, Plant and Equipment	1,177,014	1,170,539	1,154,859
Other Long-Term Assets	65,963	50,711	69,238
Intangible Assets	26,692	18,426	22,133
Goodwill	309,392	299,637	300,121
Future Income Taxes	4,164	1,916	2,673
	$ 4,221,864	$ 3,730,593	$ 3,988,492
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness	$ 6,847	$ 1,211	$ 655
Short-term borrowings (Note 5)	17,418	123,579	17,769
Accounts payable and accrued liabilities	666,877	642,585	928,596
Long-term debt due within one year	18,016	12,118	14,703
Future income taxes	427	434	-
	709,585	779,927	961,723
Long-Term Debt (Note 6)	964,176	587,569	595,385
Other Long-Term Liabilities	62,490	58,102	64,183
Future Income Taxes	160,520	139,457	166,476
	1,896,771	1,565,055	1,787,767
Shareholders' Equity			
Retained earnings	439,958	279,126	325,911
Accumulated other comprehensive income (loss)	(1,126)	2,518	(9,766)
	438,832	281,644	316,145
Share capital (Note 8)	1,883,343	1,883,336	1,883,336
Contributed surplus	2,918	558	1,244
	2,325,093	2,165,538	2,200,725
	$ 4,221,864	$ 3,730,593	$ 3,988,492

Commitments, contingencies and guarantees (Note 12)

VITERRA™

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands)

FOR THE PERIOD ENDED	Three Months Ended July 31, 2009 (unaudited)	Three Months Ended July 31, 2008 (unaudited)	Nine Months Ended July 31, 2009 (unaudited)	Nine Months Ended July 31, 2008 (unaudited)
Sales and other operating revenues	$ 2,222,428	$ 2,218,229	$ 5,212,217	$ 5,060,748
Cost of sales (excluding amortization see Note 3)	(1,871,118)	(1,803,824)	(4,525,327)	(4,257,349)
Gross profit and net revenues from services	351,310	414,405	686,890	803,399
Operating, general and administrative expenses	(146,843)	(141,852)	(403,428)	(371,053)
	204,467	272,553	283,462	432,346
Amortization	(26,800)	(25,585)	(77,590)	(76,606)
	177,667	246,968	205,872	355,740
Gain (loss) on disposal of assets	(870)	(441)	(9,122)	1,469
Integration expenses	(1,352)	(2,225)	(5,048)	(12,264)
Acquisition derivative (Note 16)	7,404	-	7,404	-
Recovery of pension settlement	-	3,356	-	3,356
Financing expenses (Note 10)	(15,564)	(8,370)	(37,020)	(31,514)
	167,285	239,288	162,086	316,787
Provision for corporate taxes				
Current	(11,447)	(6,889)	(11,565)	(15,515)
Future	(35,150)	(65,687)	(36,474)	(59,780)
Net earnings	$ 120,688	$ 166,712	$ 114,047	$ 241,492
Basic and diluted earnings per share (Note 7)	$ 0.51	$ 0.71	$ 0.48	$ 1.13

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

FOR THE PERIOD ENDED	Three Months Ended July 31, 2009	Three Months Ended July 31, 2008	Nine Months Ended July 31, 2009	Nine Months Ended July 31, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings	$ 120,688	$ 166,712	$ 114,047	$ 241,492
Other comprehensive income (loss)				
Realized gain on designated hedged contracts included in net earnings, net of tax of $ 666 (2008 - $1,215)	(489)	(671)	(1,555)	(2,579)
Unrealized gain (loss) on cash flow hedges, net of tax of $ (2,398) (2008 - $532)	17,583	(1,095)	8,284	(1,095)
Realized (gain) loss on cash flow hedges, net of tax of $ (1,779) (2008 - nil)	(1,540)	-	3,918	-
Unrealized gain (loss) on available for sale assets, net of tax of $ (8) (2008 - $19)	37	(38)	49	(100)
Unrealized effect of foreign currency translation of foreign operations	(2,154)	(388)	(2,056)	(896)
Other comprehensive income (loss)	13,437	(2,192)	8,640	(4,670)
Comprehensive income	$ 134,125	$ 164,520	$ 122,687	$ 236,822

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

(unaudited)	Share Capital (Note 8)	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
As at October 31, 2007	$ 1,422,843	$ 323	$ 1,029	$ 50,426	$ 1,474,621
Accounting policy change					
Unrealized gain on designated hedged contracts, net of tax of $ (2,798)	-	-	5,946	-	5,946
Unrealized gain on available for sale assets, net of tax of $ (41)	-	-	213	-	213
Livestock receivables, net of tax of $ 36	-	-	-	(76)	(76)
Debt acquisition costs using effective interest method, net of tax of $ (60)	-	-	-	126	126
Share capital issued	460,493	-	-	-	460,493
Stock-based compensation	-	235	-	-	235
Other comprehensive loss					
Realized gain on designated hedged contracts, net of tax of $ 1,215	-	-	(2,579)	-	(2,579)
Unrealized loss on cash flow hedges, net of tax of $ 532	-	-	(1,095)	-	(1,095)
Unrealized loss on available for sale assets, net of tax of $ 19	-	-	(100)	-	(100)
Unrealized effect of foreign currency translation of foreign operations	-	-	(896)	-	(896)
Future income taxes adjustment	-	-	-	51	51
Future income taxes share issuance costs	-	-	-	6,067	6,067
Share issuance costs	-	-	-	(18,960)	(18,960)
Net earnings for the period	-	-	-	241,492	241,492
As at July 31, 2008	$ 1,883,336	$ 558	$ 2,518	$ 279,126	$ 2,165,538
Stock-based compensation	-	686	-	-	686
Other comprehensive income (loss)					
Realized gain on designated hedged contracts, net of tax of $ 460	-	-	(478)	-	(478)
Unrealized loss on cash flow hedges, net of tax of $ 4,578	-	-	(11,302)	-	(11,302)
Realized loss on cash flow hedges, net of tax of $ (202)	-	-	391	-	391
Unrealized loss on available for sale assets, net of tax of $ 6	-	-	(71)	-	(71)
Unrealized effect of foreign currency translation of foreign operations	-	-	(824)	-	(824)
Future income taxes share issuance costs	-	-	-	3	3
Share issuance costs	-	-	-	(8)	(8)
Net earnings for the period	-	-	-	46,790	46,790
As at October 31, 2008	$ 1,883,336	$ 1,244	$ (9,766)	$ 325,911	$ 2,200,725
Share capital issued	7	-	-	-	7
Stock-based compensation	-	1,674	-	-	1,674
Other comprehensive income (loss)					
Realized gain on designated hedged contracts, net of tax of $ 666	-	-	(1,555)	-	(1,555)
Unrealized gain on cash flow hedges, net of tax of $ (2,398)	-	-	8,284	-	8,284
Realized loss on cash flow hedges, net of tax of $ (1,779)	-	-	3,918	-	3,918
Unrealized gain on available for sale assets, net of tax of $ (8)	-	-	49	-	49
Unrealized effect of foreign currency translation of foreign operations	-	-	(2,056)	-	(2,056)
Net earnings for the period	-	-	-	114,047	114,047
As at July 31, 2009	$ 1,883,343	$ 2,918	$ (1,126)	$ 439,958	$ 2,325,093

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

FOR THE PERIOD ENDED	Three Months Ended July 31, 2009 (unaudited)	Three Months Ended July 31, 2008 (unaudited)	Nine Months Ended July 31, 2009 (unaudited)	Nine Months Ended July 31, 2008 (unaudited)
Cash From (Used in) Operating Activities				
Net earnings	$ 120,688	$ 166,712	$ 114,047	$ 241,492
Adjustments for items not involving cash				
Amortization	26,800	25,585	77,590	76,606
Future income tax provision	35,150	65,687	36,474	59,780
Equity loss (gain) of significantly influenced companies	(5)	4,657	(77)	6,407
Recovery of pension settlement	-	(3,356)	-	(3,356)
Employee future benefits (Note 9)	634	138	3,049	504
Non-cash financing expenses (Note 10)	1,310	1,219	3,788	2,952
Loss (gain) on disposal of assets	870	441	9,122	(1,469)
Non-cash acquisition derivative (Note 16)	(7,404)	-	(7,404)	-
Other items	764	335	1,999	219
Adjustments for items not involving cash	58,119	94,706	124,541	141,643
	178,807	261,418	238,588	383,135
Changes in non-cash working capital items				
Accounts receivable	(72,733)	(73,756)	(5,969)	(270,580)
Inventories	492,086	351,825	159,717	(16,987)
Accounts payable and accrued liabilities	(334,254)	(401,264)	(264,712)	(91,383)
Prepaid expenses and deposits	15,296	127,358	25,229	23,505
Changes in non-cash working capital	100,395	4,163	(85,735)	(355,445)
Cash from operating activities	279,202	265,581	152,853	27,690
Cash From (Used in) Financing Activities				
Proceeds from long-term debt	300,000	299,953	400,125	299,953
Repayment of long-term debt	(4,468)	(516)	(13,602)	(1,294)
Repayment of short-term borrowings	(73,809)	(449,097)	(351)	(231,751)
Repayment of other long-term liabilities, net	(406)	(23)	(758)	(2,364)
Increase in share capital (Note 8)	6	460,460	7	460,479
Share issuance costs	-	(18,960)	-	(18,960)
Debt financing cost	(6,105)	(5,882)	(6,105)	(7,553)
Cash from financing activities	215,218	285,935	379,316	498,510
Cash Used in Investing Activities				
Property, plant and equipment expenditures	(17,831)	(15,496)	(47,173)	(35,174)
Proceeds on sale of property, plant and equipment	1,183	1,682	1,721	3,919
Business acquisitions (Note 4)	(76,213)	(767)	(83,038)	(31,875)
Decrease in cash in trust	-	14,641	-	16,710
Decrease (increase) in investments	6	(3,236)	(232)	(3,354)
Increase in other long-term assets	-	(475)	-	(1,216)
Increase in intangible assets	(1,562)	-	(6,773)	-
Cash used in investing activities	(94,417)	(3,651)	(135,495)	(50,990)
Increase in Cash and Cash Equivalents	400,003	547,865	396,674	475,210
Cash and Cash Equivalents, Beginning of Period	665,368	(8,530)	669,010	64,150
Impact on cash of unrealized effect of foreign currency translation of foreign operations	(461)	(54)	(774)	(79)
Cash and Cash Equivalents, End of Period	$ 1,064,910	$ 539,281	1,064,910	$ 539,281
Cash and cash equivalents consist of:				
Cash	$ 77,502	49,153	$ 77,502	$ 49,153
Short-term investments	994,255	491,339	994,255	491,339
Bank indebtedness	(6,847)	(1,211)	(6,847)	(1,211)
	$ 1,064,910	$ 539,281	$ 1,064,910	$ 539,281
Supplemental disclosure of cash paid during the period from operations:				
Interest paid	$ 15,623	$ 10,477	$ 41,945	$ 42,447
Income taxes paid	$ 5,844	$ 2,605	$ 13,634	$ 9,764

1. NATURE OF BUSINESS

Viterra Inc. (the "Company") is a publicly traded, vertically integrated Canadian agri-business. Business operations include five reporting segments: Grain Handling and Marketing, Agri-products, Food Processing, Feed Products, and Financial Products.

The Grain Handling and Marketing segment includes 85 licensed primary grain elevator locations, including two producer owned joint venture grain facilities and 10 processing plants strategically located in the prime agricultural growing regions of Western Canada, and two processing plants in the United States of America ("U.S."). This segment also includes five wholly owned port terminal facilities located in Vancouver, British Columbia and Thunder Bay, Ontario, and an ownership interest in an export facility in Prince Rupert, British Columbia. Activity in this segment consists of the collection of grain through the Company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets. Earnings in the Grain Handling and Marketing segment are volume driven and are derived primarily from tariffs charged to producers for elevation and cleaning of Canadian Wheat Board ("CWB") grains and from the sales of open market grains. Revenue is also derived through grain handling, blending, drying, storage and other ancillary services, as well as the sale of byproducts.

The Agri-products segment includes an ownership interest in a fertilizer manufacturer, a fertilizer distributor and a retail network of 254 locations throughout Western Canada. Agri-products sales lines include fertilizer, crop protection products, seed and seed treatments, and equipment.

The Food Processing segment includes the manufacture and marketing of value-added products associated with oats, canola, and malt barley for domestic and export markets.

The Feed Products segment formulates and manufactures feed products at six feed mills and two pre-mix facilities across Western Canada and at six feed mill locations in Texas, New Mexico and Oklahoma in the U.S.

The Financial Products segment acts as an agent for a Canadian Schedule I chartered bank and provides unsecured trade credit to agricultural customers and secured loans to livestock producers.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the volume and mix of crop inputs sold and ultimately, the financial performance of the Company, are highly dependent upon weather conditions throughout the crop production cycle.

The Company's earnings follow the seasonal pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by destination customer demand, the CWB export program, and producers' marketing decisions. Sales of the Company's agri-products peak in May through July, corresponding with the

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

growing season, supplemented by additional crop nutrient sales in the late fall. Although relatively steady throughout the year, sales in the Feed Products segment tend to peak during the winter months as feed consumption increases. In the Food Processing business, earnings are more fluid with continuous demand for products throughout each quarter. Financial Products' agency fees follow the related pattern of sales of the underlying activity in the Agri-products and Feed Products segments.

On September 9, 2009, the shareholders of ABB Grain Ltd. ("ABB") voted in favour of the Company's acquisition of ABB through a proposed Scheme of Arrangement (see Note 16). ABB is a leading Australian agri-business with diversified businesses including supply chain operations, grain marketing, malt and rural services.

2. ACCOUNTING POLICIES

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2008 annual consolidated financial statements, except as described below. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended October 31, 2008.

Certain comparative figures have been reclassified to conform to the current year's presentation.

a) Inventories

Effective November 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3031, Inventories. This adoption resulted in additional disclosures as provided in Note 3.

Grain inventories include both hedgable and non-hedgable commodities. Hedgable and non-hedgable grain inventories are valued on the basis of closing market quotations less freight and handling costs. Agri-products, livestock feed, and other inventories consist of raw materials, work in progress and finished goods, and are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

b) Goodwill and Intangible Assets

Effective November 1, 2008, the Company adopted the CICA Handbook Section 3064, Goodwill and Intangibles. This adoption had no material impact to the Company.

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

3. INVENTORIES

As at		July 31, 2009		July 31, 2008		October 31, 2008
Grain	$	278,693	$	467,941	$	352,489
Agri-products		337,352		288,298		423,602
Feed Products		35,488		36,241		39,095
Food Processing		26,205		18,855		22,757
Financial Products		1,429		-		-
Total	$	679,167	$	811,335	$	837,943

Grain cost of sales includes the cost of inventories, net realized and unrealized gains and losses on commodity contracts and exchange-traded derivatives, and freight.

Amortization of $7.5 million and $23.0 million for the respective three and nine-month periods ended July 31, 2009 (2008 - $6.4 million and $17.6 million) related to the manufacture of inventory that has now been sold is included in amortization expense.

Write-downs of Agri-products inventory of nil and $26.8 million for the respective three and nine-month periods ended July 31, 2009 (2008 – $2.4 million and $2.6 million) have been included in cost of sales.

4. BUSINESS ACQUISITIONS

		Three Months Ended July 31, 2009		Nine Months Ended July 31, 2009
Net assets acquired at fair value:				
Current assets	$	10,579	$	14,256
Property, plant and equipment		58,110		61,005
Goodwill		7,544		9,612
Current liabilities		(8)		(1,823)
Long-term liabilities		(12)		(12)
Cash consideration	$	76,213	$	83,038

During the year, the Company purchased three agri-products retail locations.

On June 25, 2009, the Company purchased the assets of Associated Proteins LP of Ste. Agathe, Manitoba for a total consideration of $76.1 million. The acquisition consists of a canola crush plant with a capacity of 1,000 metric tonnes per day that supplies North American end-use markets. The net assets, including goodwill of $7.5 million will be included in the Food Processing segment. As the acquisition has recently been completed, the preliminary purchase price allocation between the assets and liabilities acquired, including goodwill, will be finalized in a subsequent period.

These acquisitions have been funded through current operating cash flows. Earnings derived from the businesses purchased have been included in the Company's consolidated financial statements commencing from the acquisition dates.

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

The acquisitions were accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

5. SHORT-TERM BORROWINGS

Effective August 1, 2009, the Company discontinued accepting loans on the members' demand loan program. At July 31, 2009, the loan balance was $17.4 million and bore interest at 1.5%. Any loans remaining at September 15, 2009 will be paid out including accrued interest.

6. LONG-TERM DEBT

a) Series 2009-1 Notes

On July 7, 2009, the Company completed the offering of $300 million in Senior Unsecured Notes ("Series 2009-1 Notes") bearing interest at 8.5% and maturing July 7, 2014. The Company has certain optional redemption rights with respect to the Series 2009-1 Notes. Prior to July 7, 2012, the Company may redeem up to 35% of the aggregate principal amount of the Series 2009-1 Notes at a redemption price of 108.5% of their principal amount, plus accrued and unpaid interest to the redemption date with the net proceeds received by the Company from one or more public equity offerings. Prior to July 7, 2012 the Company may redeem all or part of the Series 2009-1 Notes at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined in the Third Supplement Trust Indenture between the Company and CIBC Mellon Trust Company dated July 7, 2009) and accrued and unpaid interest to the redemption date. On or after July 7, 2012, and prior to maturity, the Company may redeem all or part of the Series 2009-1 Notes at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing August 1 in the applicable year: 2012 at 102.25%, 2013 at 100.00%. The Series 2009-1 Notes rank *pari passu* with the Series 2007-1 and the Series 2006-1 Notes and the Credit Facility, which includes a first charge on the Term Loan Priority Collateral and a second charge on all other assets of the Company and certain of its subsidiaries. It is anticipated the Company will use the net proceeds for general corporate purposes, including funding of future acquisitions.

The fair value of the Series 2009-1 Notes at July 31, 2009 was approximately $306.5 million based upon the quoted market price.

b) Members' Term Loans

As of July 6, 2009, the Company ceased accepting new term loans or renewals. Loans will be paid out at maturity including principal and accrued interest or may be withdrawn prior to maturity without penalty. Interest will continue to be paid semi-annually until the loan is redeemed or matures.

The book and fair value of the long-term portion of members' term loans at July 31, 2009 was approximately $1.4 million (2008 - $2.0 million).

7. EARNINGS PER SHARE

	Three Months Ended July 31		Nine Months Ended July 31	
	2009	2008	2009	2008
Net earnings	$ 120,688	$ 166,712	$ 114,047	$ 241,492
Denominator for basic earnings per share amounts:				
Weighted average number of shares outstanding[1]	237,050	233,599	237,049	214,044
Basic earnings per share	$ 0.51	$ 0.71	$ 0.48	$ 1.13
Denominator for diluted earnings per share amounts:				
Weighted average number of shares outstanding[1]	237,085	233,603	237,057	214,048
Diluted earnings per share	$ 0.51	$ 0.71	$ 0.48	$ 1.13

[1]Number of shares in thousands

8. SHARE CAPITAL

a) Common Voting Shares

Authorized

Unlimited Common Voting Shares

	Common Voting Shares	
	Number[1]	Amount
Balance, October 31, 2007	204,156,350	$ 1,422,843
Share issuance for cash	32,892,863	460,479
Adjustment to share capital from contributed surplus for options exercised	-	14
Balance, July 31, 2008 and October 31, 2008	237,049,213	1,883,336
Share issuance for cash	525	7
Balance, July 31, 2009	237,049,738	$ 1,883,343

[1]Number of shares are not shown in thousands

b) Management Stock Option Plan

During fiscal 2008, the Management Stock Option Plan (the "Stock Option Plan") was reactivated after being inactive since fiscal 2004. The maximum number of Common Shares that may be issued under Options issued pursuant to the Stock Option Plan is approximately 10.2 million Common Shares. Once the 1.7 million Common Shares that can potentially be issued under currently granted and contingently granted Options are deducted, approximately 8.5 million Common Shares have been reserved for subsequent Option Grants.

The expense related to stock options is recognized over the vesting period based on the fair value of options determined by the Black-Scholes option pricing model with the following assumptions: risk-free rate 2.6%, dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 37%, and a weighted average expected option life of 4.9 years The Company's stock based compensation expense for the respective three and nine-month periods ended July 31, 2009 was $0.6 million and $1.7 million (2008 - $0.1 million and $0.2 million).

	Number of Options[1]	Weighted Average Grant-Date Fair Value	Weighted Average Exercise Price	Number of Options Exercisable[1]	Weighted Average Exercise Price
Outstanding October 31, 2007	80,327		$ 77.50	80,327	$ 77.50
Options granted	253,758	$ 4.92	$ 12.12		
Forfeited	(175)		$ 13.07		
Exercised	(2,863)		$ 7.06		
Outstanding July 31, 2008	331,047		$ 28.03	77,289	$ 64.35
Options granted	380,654	$ 4.92	$ 12.12		
Forfeited	(3,595)		$ 62.10		
Expired	(1,860)		$ 304.00		
Outstanding October 31, 2008	706,246		$ 18.55	71,834	$ 74.99
Options granted	957,594	$ 3.09	$ 9.02		
Forfeited	(827)		$ 49.72		
Exercised	(525)		$ 5.90		
Outstanding July 31, 2009	1,662,488		$ 13.03	70,482	$ 75.80

[1]Number of options are not shown in thousands

The following table summarizes the options outstanding and exercisable as at July 31, 2009:

Range of Exercise Price	Number of Options Outstanding[1]	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable[1]	Weighted Average Exercise Price
<$6.00	6,638	4.00	$ 5.90	6,638	$ 5.90
$6.01 - $10.00	957,594	7.00	$ 9.02	-	$ -
$10.01 - $70.00	676,626	8.55	$ 14.71	42,214	$ 53.56
$70.01+	21,630	0.83	$ 140.65	21,630	$ 140.65
	1,662,488	7.54	$ 13.03	70,482	$ 75.80

[1]Number of options are not shown in thousands

9. EMPLOYEE FUTURE BENEFITS

a) Defined Benefit Plans and Future Benefits

The Company's net benefit costs related to defined benefit pension plans and other future benefits for the respective three and nine-month periods ended July 31, 2009 were $0.6 million and $3.0 million (2008 - $0.8 million and $1.2 million).

b) Defined Contribution Plans

The Company, including subsidiaries and affiliates, contributes to several defined contribution plans including a multi-employer plan. The Company's total consolidated defined contribution plan expense for the respective three and nine-month periods ended July 31, 2009 was $3.2 million and $8.8 million (2008 - $2.2 million and $6.3 million).

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

10. FINANCING EXPENSES

	Three Months Ended July 31		Nine Months Ended July 31	
	2009	2008	2009	2008
Interest on:				
Long-term debt	$ 13,997	$ 6,340	$ 37,504	$ 19,436
Short-term debt	1,269	7,375	3,325	28,336
Interest income	(739)	(4,614)	(5,318)	(13,428)
CWB carrying charge recovery	(273)	(1,950)	(2,279)	(5,782)
	14,254	7,151	33,232	28,562
Interest accretion	541	451	1,483	664
Amortization of deferred financing costs	769	768	2,305	2,288
	$ 15,564	$ 8,370	$ 37,020	$ 31,514

11. SEGMENTED INFORMATION

The Company has not provided revenues from external customers by geographic location as it is not practicable to do so. Total sales and revenue from services include export sales of $1.0 billion and $2.5 billion for the respective three and nine-month periods ending July 31, 2009 (2008 - $0.6 billion and $1.8 billion).

The segments' accounting policies are consistent with those described in Accounting Policies (Note 2). The Company accounts for inter-segment sales at current market prices under normal trade terms.

	Three Months Ended July 31		Nine Months Ended July 31	
	2009	2008	2009	2008
Sales and other operating revenues				
Grain Handling and Marketing	$1,103,853	$ 983,594	$3,194,273	$3,116,780
Agri-products	938,719	1,009,789	1,390,841	1,378,206
Food Processing	56,739	48,915	159,959	144,125
Feed Products	147,064	183,786	519,869	444,196
Financial Products	4,538	4,067	12,627	8,127
Less: Inter-segment sales	(28,485)	(11,922)	(65,352)	(30,686)
	$2,222,428	$2,218,229	$5,212,217	$5,060,748
Inter-segment sales:				
Grain Handling and Marketing	$ (27,638)	$ (11,763)	$ (61,275)	$ (30,173)
Agri-products	(277)	(159)	(277)	(513)
Food Processing	(570)	-	(3,800)	-
	$ (28,485)	$ (11,922)	$ (65,352)	$ (30,686)

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

	Three Months Ended July 31		Nine Months Ended July 31	
	2009	2008	2009	2008
Gross profit and net revenues from services				
Grain Handling and Marketing	$ 117,793	$ 127,186	$ 339,991	$ 364,930
Agri-products	198,950	255,444	242,084	347,824
Food Processing	12,769	10,103	23,802	27,530
Feed Products	18,098	17,605	69,641	54,988
Financial Products	3,700	4,067	11,372	8,127
	$ 351,310	$ 414,405	$ 686,890	$ 803,399
Operating, general and administrative expenses				
Grain Handling and Marketing	$ (49,040)	$ (48,590)	$ (146,305)	$ (135,724)
Agri-products	(53,009)	(53,054)	(123,983)	(114,994)
Food Processing	(3,276)	(1,728)	(6,787)	(5,641)
Feed Products	(17,880)	(18,022)	(55,613)	(53,154)
Financial Products	(2,150)	(1,051)	(4,913)	(3,188)
Corporate	(21,488)	(19,407)	(65,827)	(58,352)
	$ (146,843)	$ (141,852)	$ (403,428)	$ (371,053)
EBITDA[1]				
Grain Handling and Marketing	$ 68,753	$ 78,596	$ 193,686	$ 229,206
Agri-products	145,941	202,390	118,101	232,830
Food Processing	9,493	8,375	17,015	21,889
Feed Products	218	(417)	14,028	1,834
Financial Products	1,550	3,016	6,459	4,939
Corporate	(21,488)	(19,407)	(65,827)	(58,352)
	$ 204,467	272,553	$ 283,462	$ 432,346

[1] EBITDA – Earnings before interest, taxes, depreciation and amortization, gain (loss) on disposal of assets, integration expenses, acquisition derivative and recovery of pension settlement

	Three Months Ended July 31		Nine Months Ended July 31	
	2009	2008	2009	2008
Amortization				
Grain Handling and Marketing	$ (11,354)	$ (9,861)	$ (31,562)	$ (30,464)
Agri-products	(10,627)	(11,401)	(31,542)	(33,967)
Food Processing	(1,660)	(1,501)	(4,621)	(4,390)
Feed Products	(2,921)	(2,737)	(8,997)	(7,435)
Financial Products	(35)	(105)	(245)	(315)
Corporate	(203)	20	(623)	(35)
	$ (26,800)	$ (25,585)	$ (77,590)	$ (76,606)
EBIT[2]				
Grain Handling and Marketing	$ 57,399	$ 68,735	$ 162,124	$ 198,742
Agri-products	135,314	190,989	86,559	198,863
Food Processing	7,833	6,874	12,394	17,499
Feed Products	(2,703)	(3,154)	5,031	(5,601)
Financial Products	1,515	2,911	6,214	4,624
Corporate	(21,691)	(19,387)	(66,450)	(58,387)
	$ 177,667	$ 246,968	$ 205,872	$ 355,740

[2] EBIT – Earnings before interest, taxes, gain (loss) on disposal of assets, integration expenses, acquisition derivative and recovery of pension settlement

12. COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) Letters of Credit

At July 31, 2009, the Company had outstanding letters of credit and similar instruments of $5.1 million related to operating an agri-business (October 31, 2008 - $68.2 million, July

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

31, 2008 - $45.0 million). The terms range in duration and expire at various dates from November 2009 to March 2010. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

b) Indemnification of Accounts Receivable

Viterra Financial™- the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for 50% of future losses to a maximum of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at July 31, 2009, outstanding credit was $568.2 million (October 31, 2008 - $487.7 million, July 31, 2008 - $573.3 million) and the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

Unifeed Financial® - the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependent on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at July 31, 2009, outstanding credit was $36.6 million (October 31, 2008 - $31.9 million, July 31, 2008 - $30.3 million) and the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

c) Loan Guarantees

The Company is contingently liable under two guarantees given to two third-party lenders who have provided certain financing facilities to its wholly owned foreign subsidiaries. As at July 31, 2009, the maximum amounts of the guarantees are JPY 2 billion and $30 million or approximately $52.8 million in the aggregate. As at July 31, 2009, the principal outstanding and included in the Company's consolidated short-term borrowings was nil (October 31, 2008 – nil, July 31, 2008 – nil).

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at July 31, 2009, the current outstanding balance of these guarantees is $2.5 million (October 31, 2008 - $2.8 million, July 31, 2008 - $2.9 million). These guarantees diminish as the underlying loans are repaid and expire in 2014.

The Company is contingently liable to a finance company for a portion of losses incurred related to potential producer delinquencies associated with equipment leases and credit

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

provided for the purchase of fertilizer bins. Given historically low delinquent rates in conjunction with collateral values of assets, the Company has accrued no obligation.

d) Asset Retirement Obligations

In 1987, a joint venture, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The asset retirement obligations represent the best estimate by management of the legal obligations it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

At July 31, 2009, the Company estimated that the undiscounted cash flow required to settle the asset retirement obligations was approximately $20.4 million (October 31, 2008 - $23.9 million, July 31, 2008 - $17.6 million), which is expected to be settled over the 2009 through 2015 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4% to 5.4%.

e) Director and Officer Indemnification

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

f) Other Indemnification Provisions

From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

g) Other Contingencies

As at July 31, 2009, there are claims against the Company in varying amounts for which a provision in the financial statements is not considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company.

13. FINANCIAL AND OTHER INSTRUMENTS AND HEDGING

a) Fair Value

The following table presents the carrying amount and the fair value of the Company's financial instruments and non-financial derivatives. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

	July 31, 2009			July 31, 2008		October 31, 2008	
	Carrying Value	Fair Value	Financial Instruments Category	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 77,502	$ 77,502	HFT	$ 49,153	$ 49,153	$ 183,536	$ 183,536
Short-term investments	994,255	994,255	HFT-D	491,339	491,339	486,129	486,129
Accounts receivable:							
Loans and receivables	709,571	709,571	L&R	656,341	656,341	703,773	703,773
Commodity contracts and exchange-traded derivatives	92,626	92,626	HFT	98,889	98,889	70,057	70,057
	802,197	802,197		755,230	755,230	773,830	773,830
Investments:							
Available for sale at fair value	119	119	AFS	140	140	62	62
Available for sale at cost	7,545	7,545	AFS	8,078	8,078	7,359	7,359
Non-financial instrument	77		N/A	8,064		224	
	7,741			16,282		7,645	
Other long-term assets:							
Long-term receivable	3,945	3,945	L&R	4,794	4,794	2,075	2,075
Non-financial instrument	62,018		N/A	45,917		67,163	
	65,963			50,711		69,238	
Bank indebtedness	6,847	6,847	OFL	1,211	1,211	655	655
Short-term borrowings	17,418	17,418	OFL	123,579	123,579	17,769	17,769
Accounts payable and accrued liabilities							
Other liabilities	623,290	623,290	OFL	632,803	632,803	846,765	846,765
Commodity contracts and exchange-traded derivatives	43,587	43,587	HFT	9,782	9,782	81,831	81,831
	666,877	666,877		642,585	642,585	928,596	928,596
Long-term debt, including current portion	982,192	999,096	OFL	599,687	616,659	610,088	595,257
Other long-term liabilities							
Commodity contracts and exchange-traded derivatives	12,702	12,702	HFT	-	-	10,121	10,121
Classified as other liabilities	12,179	12,179	OFL	19,504	19,504	9,638	9,638
Non-financial instrument	37,609		N/A	38,598		44,424	
	62,490			58,102		64,183	

Financial instruments category/guide:

HFT	Held for trading
HFT-D	Held for trading – designated
L&R	Loans and receivables
AFS	Available for sale
OFL	Other financial liabilities
N/A	Not applicable

Changes in fair value of commodity contracts and exchange-traded derivatives are included in cost of sales.

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

b) Risks and Risk Management

The Company faces certain financial risks such as commodity price, foreign exchange, interest rate, credit and liquidity risk which can impact its financial performance. The Company is exposed to changes in commodity prices, foreign exchange rates and interest rates. The Company utilizes a number of financial instruments to manage these exposures. Financial instruments are not used for trading or speculative purposes. The Company mitigates risk associated with these financial instruments through Board-approved policies, limits on use and amount of exposure, internal monitoring, and compliance reporting to senior management and the Board. For additional information on other general and environmental risks and how they arise and are managed, readers should review the 2008 Annual Information Form and Section 18 of Management's Discussion and Analysis included in the 2008 Annual Financial Review.

i) Commodity Price Risk

The Company is exposed to commodity price movements within the market as part of its normal operations. The Company uses exchange-traded futures and options contracts to minimize the effects of changes in the prices of hedgable agricultural commodities on its agri-business inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts and forward sales contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for freight and handling costs. This is consistent with the Company's practice in the prior year. The Company manages the risk associated with inventory and open contracts on a combined basis. The Company's Risk Management Policy provides limits within which management may maintain inventory and certain long or short commodity positions. Based on the Company's July 31, 2009 closing positions, a $10 per tonne change in commodity market prices and a $2 per tonne change in basis levels would result in a $1.4 million change to the Company's after tax net earnings on unhedged positions. In relation to the natural gas contracts outstanding at July 31, 2009, a $1 per gigajoule change in market prices would result in a $1.3 million change to the Company's after tax net earnings.

ii) Foreign Exchange Risk

The Company is exposed to foreign exchange risk on financial commodity contracts which are denominated in foreign currencies and on its investment in foreign subsidiaries. The Company uses derivative financial instruments, such as foreign currency forward contracts, futures contracts, and options to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities as well as anticipated transactions.

During fiscal 2009, the Food Processing segment of the Company implemented hedge accounting to match the cash flow of its products sold in U.S. funds with its U.S. dollar currency hedging instruments. Under hedge accounting, the effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income, while the ineffective portion is recognized immediately in sales and other operating revenues. Upon maturity of the derivative instrument, the effective gains and losses previously recognized in other comprehensive income are

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

recorded in net earnings as a component of sales and other operating revenues. Maturity dates for the foreign exchange forward contracts on anticipated transactions extend to November 2012. As at July 31, 2009, the portion of the forward contracts considered to be ineffective is insignificant. The estimated amount reported in other comprehensive income that is expected to be reclassified to net earnings as a component of sales and other operating revenues during the next 12 months is an after tax expense of $4.1 million. Previously, the Food Processing segment had discontinued hedge accounting and had thereby increased the potential for volatility in income on these hedged contracts.

In all other segments the foreign currency forward contracts, futures contracts, and options used by the Company are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur. Due to the Company's risk management strategy, the Company's sensitivity in net earnings and other comprehensive income to changes in foreign currency exchange rates, except as noted below, is insignificant.

During the year, the Company entered into a series of derivative contracts in connection with its offer to acquire ABB. The Company has entered into option arrangements in order to limit exposure to a change in the Australian dollar ("AUD") on AUD $1.1 billion. These derivatives were used to mitigate the risk of economic loss arising from changes in the value of the Australian dollar compared to the Canadian dollar between the announcement of the acquisition and the expected closing date. The effect of a 100 basis point increase in the value of the AUD would result in a $5.4 million increase to the Company's after tax net earnings. A decrease of an equal amount would result in a $3.9 million decrease to the Company's after tax net earnings.

The Company also has immaterial exposures to other currencies such as British pounds and euros.

iii) Interest Rate Risk

The Company manages interest rate risk and foreign exchange risk on borrowings by using a combination of cash instruments, forwards and a mixture of fixed and floating rates. The Company has entered into interest rate swaps to manage variable interest rates associated with a portion of the Company's debt portfolio. The Company uses hedge accounting for interest rate swaps used to hedge long-term debt. Hedge accounting treatment results in interest expense on the related debt being reflected at hedged rates rather than at variable interest rates. The effective portion of changes in the fair value of the swap is recognized in other comprehensive income while any ineffective portion of changes in the fair value of the swap is recognized immediately in financing expenses. Gains and losses are recognized in financing expenses in the same period as the hedged item is settled. Based on the Company's current credit ratings and interest rate swaps, the hedged fixed rate of interest on the Credit Facility is approximately 5.3% on Canadian dollar borrowings and approximately 6.1% on U.S. dollar borrowings. The effect of a 25 basis point change on the $218.3 million Canadian dollar interest rate swap would result in a $1.3 million change to the

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

Company's after tax other comprehensive income, and no change to after tax net earnings. The effect of a 25 basis point change on the $72.8 million U.S. dollar interest rate swap would result in a $0.5 million change to the Company's after tax other comprehensive income, and no change to after tax net earnings. The effect of a 25 basis point change on the $97.0 million Canadian dollar interest swap would result in a $0.6 million change to the Company's after tax other comprehensive income, and no change to after tax net earnings. The Company is also exposed to interest rate risk on short-term variable rate borrowings. The Company's short-term borrowings fluctuate with seasonal working capital requirements. A 1% increase in short-term variable rates based on July 31, 2009 borrowings would decrease after tax net earnings by $0.1 million per annum.

The fair value of the secured notes fluctuates as market interest rates change. However, the secured notes have been designated as other financial liabilities and therefore, changes in their fair value have no impact on net earnings.

iv) Credit Risk

The Company is exposed to credit risk in respect of trade receivables which the Company manages through ongoing credit reviews of all significant contracts and analysis of payment and loss history. The absence of significant financial concentration of such receivables, except as noted below for receivables from the CWB, limits its exposure to credit risk. Credit risk exposure for the Agri-products and Feed Products segments are also limited through an arrangement with a Canadian Schedule I chartered bank which provides for limited recourse to the Company for credit losses on accounts receivable under Viterra Financial and Unifeed Financial.

The Company is also exposed to credit risk in the event of non-performance of its counterparties on its derivative contracts. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place and the Company monitors the credit ratings of its counterparties on an ongoing basis. Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily through a recognized exchange.

All bad debt write-offs are charged to operating, general and administrative expenses. The changes in the allowance for losses against accounts receivable are as follows:

Balance, October 31, 2007	$ 10,303
Provision for losses	5,564
Write-offs, net of recoveries	(4,836)
Balance, July 31, 2008	11,031
Provision for losses	4,314
Write-offs, net of recoveries	(3,403)
Balance, October 31, 2008	11,942
Provision for losses	168
Write-offs, net of recoveries	(2,876)
Balance, July 31, 2009	$ 9,234

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

The distribution of trade accounts receivable by credit quality as at July 31, 2009 is shown in the following table.

Not past due	$	509,675
Past due:		
Past due less than 60 days		23,763
Past due 60 to 90 days		14,178
Past due 90 days or more		9,831
Impaired		(9,234)
Balance, July 31, 2009	$	548,213

Included in trade accounts receivable not past due is $288.3 million due from the CWB which represents a significant concentration of credit risk.

The Company's maximum credit exposure at the balance sheet date consists primarily of the carrying amounts of non-derivative financial assets such as cash, cash equivalents, accounts receivable and long-term receivables as well as the fair value of commodity contracts, exchange-traded derivatives, and other non-trade assets included in accounts receivable.

Short-term investments are held with two Schedule I, one Schedule II, and one Schedule III Canadian commercial banks and have maturities of less than three months.

v) Liquidity Risk

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. Please refer to Section 6.6 of the Management Discussion and Analysis for contractual maturities of financial liabilities at July 31, 2009.

c) Collateral

The Company has charged substantially all assets of the Company and certain of its subsidiaries as security for borrowings.

14. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to strive for a long-term manageable level of debt to total capital. Due to the seasonal nature of the Company's short-term borrowing requirements, the Company's objective is to manage the level of debt to total capital between 30% to 40%.

Debt to total capital is defined as total interest bearing debt divided by total interest bearing debt plus the book value of total shareholders' equity. Interest bearing debt is the aggregate of bank indebtedness, short-term borrowings, long-term debt due within one year and long-term debt.

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

As at	July 31, 2009	July 31, 2008	October 31, 2008
Bank indebtedness	$ 6,847	$ 1,211	$ 655
Short-term borrowings	17,418	123,579	17,769
Total short-term debt	$ 24,265	$ 124,790	$ 18,424
Long-term debt due within one year	$ 18,016	$ 12,118	$ 14,703
Long-term debt	964,176	587,569	595,385
Total long-term debt	$ 982,192	$ 599,687	$ 610,088
Total interest bearing debt	$ 1,006,457	$ 724,477	$ 628,512
Shareholders' equity	$ 2,325,093	$ 2,165,538	$ 2,200,725
Total capital	$ 3,331,550	$ 2,890,015	$ 2,829,237
Debt to total capital:			
As at the balance sheet date	30:70	25:75	22:78
Four quarter average	26:74	33:67	30:70

The Company has a covenant to maintain a debt to capitalization ratio as prescribed by the financial institutions for a portion of the long-term financing. At July 31, 2009, the Company is in compliance with external covenants related to the management of capital.

15. FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards for public companies would be required to converge with International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011 with comparative figures presented on the same basis. In February 2008, the Accounting Standards Board confirmed the effective due date of the initial adoption of IFRS. The impact of the transition to IFRS on the Company's consolidated financial statements continues to be assessed.

Set out below is the significant difference between GAAP and IFRS that the Company has currently identified. The Company continues to monitor standards development as issued by the International Accounting Standards Board and as standards change or are issued there may be additional impacts on the Company's assessment. In addition, the Company may identify additional differences or experience changes in its business that may have an impact on the assessment.

A material item was identified for employee benefits based on differences between GAAP and IFRS relating to the accounting for defined benefit pension plans. IFRS has several technical differences from current GAAP accounting for defined benefit pension plans. As well, there are several accounting policy choices that are available under IFRS for pension accounting including a choice that is similar to what the Company currently employs under GAAP. Compared to GAAP, IFRS introduces differences in the calculation of the expected future benefit, the liability for minimum funding requirements, the valuation allowance, and the interaction thereof.

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

All other identified differences are considered unlikely to have a significant impact on the Company's consolidated financial statements. These differences include:

- Presentation and Disclosure
- Business Combinations
- Impairment
- Provisions
- Share-based Payments
- Leases
- Foreign Currency Translation
- Income Taxes

16. ACQUISITION OF ABB GRAIN LTD.

On May 19, 2009, the Company and ABB announced that they had signed an Implementation Agreement under which the Company proposed to acquire all the issued and outstanding common shares in ABB.

On September 9, 2009, an ABB Shareholder Meeting was held at which ABB shareholders voted in favour of the proposed transaction, which required a majority of the number of ABB shareholders who voted and at least 75% of the total number of votes cast to be in favour. As a result of ABB shareholders voting in favour of the proposed transaction a Constitutional Amendment Meeting was also held on September 9, 2009, at which ABB shareholders voted to approve a constitutional amendment to remove a 15% ownership cap which limited the number of shares an individual shareholder of ABB can own. This amendment required at least 75% of all votes cast to be in favour and was required to facilitate the proposed transaction with the Company. On September 10, 2009, the Federal Court of Australia also approved the proposed transaction.

The transaction is valued based on the Company's closing share price on May 15, 2009 (the last trading day prior to the announcement) of $8.84 per share and an Australian dollar to Canadian dollar exchange rate of $0.8901. All amounts reported in this Note are in the Canadian dollar equivalent of Australian funds converted at this exchange rate. The actual exchange rate and Company share price at time of closing may differ. The total value of the transaction is approximately $1.4 billion.

Under the offer, for each ABB share, ABB shareholders will receive a combination of cash and shares valued at per share total amounts ranging from $8.11-$8.38 dependent upon the election by ABB shareholders between cash or shares and subject to maximum cash and share limits. The maximum cash limit is approximately $1 billion and the maximum share limit is approximately 78 million common shares of the Company.

The share component will be in the form of CHESS Depository Interests ("CDI") to be listed on the Australian Securities Exchange. The CDIs will represent an equal interest in Company shares and will be exchangeable into Toronto Stock Exchange ("TSX") listed Company shares on a one-for-one basis. Shareholders can also elect to have their share component issued as Company shares listed on the TSX.

July 31, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

Funding for the cash component of the acquisition of the common shares of ABB will come from short-term investments or cash held by the Company and the net proceeds of a private placement subscription receipt offering which closed on May 13, 2009.

Under the private placement offering the Company issued 56,250,000 subscription receipts at a price of $8.00 per subscription receipt for gross proceeds of $450 million. Each subscription receipt entitles the holder to receive, for no additional consideration, one common share of the Company upon the initial take-up by the Company of all of the outstanding common shares of ABB. The 56,250,000 subscription receipts will be exchanged into an equivalent number of common shares of the Company upon the initial take-up by the Company of the ABB common shares on the Implementation Date of September 23, 2009.

At July 31, 2009 the gross proceeds from the subscription receipts were being held in escrow pending the initial take-up by the Company of the common shares of ABB. As the proceeds were conditional upon the successful completion of the transaction they were not reflected as assets or equity of the Company at July 31, 2009.

At July 31, 2009 the Company had a $7.4 million gain, net of associated costs, related to a program using various financial instruments to hedge the purchase of Australian dollars in anticipation of the ABB acquisition. This gain is included in the acquisition derivative line of the consolidated statements of earnings.

Upon successful completion of the transaction, the Company's Term Credit Facility rate of interest will increase by 2.0%.

Form F52-109F2 – Certification of Interim Filings

I, Mayo Schmidt, President and Chief Executive Officer of Viterra Inc. certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Viterra Inc.** (the "issuer") for the interim period ended July 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO.

5.2 N/A.

5.3 N/A.

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on May 1, 2009 and ended on July 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: September 11, 2009

Mayo M. Schmidt

Mayo Schmidt
President and Chief Executive Officer

Form F52-109F2 – Certification of Interim Filings

I, Rex McLennan, Chief Financial Officer of Viterra Inc. certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Viterra Inc.** (the "issuer") for the interim period ended July 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO.

5.2 N/A.

5.3 N/A.

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on May 1, 2009 and ended on July 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: September 11, 2009

Rex McLennan

Rex McLennan
Chief Financial Officer

For Immediate Release
Date: September 9, 2009
Listed: TSX: VT
Listed: ABB: ASX

Court Approves ABB Scheme of Arrangement

Viterra Inc. is pleased to announce it has been advised by ABB Grain Ltd ("ABB") (ASX: ABB) that the Federal Court of Australia today made orders approving the ABB Scheme of Arrangement as described in ABB's Scheme booklet dated 30 July 2009.

The court ruling follows the approvals received by shareholders at meetings held yesterday. A copy of the orders will be lodged with the Australian Securities and Investments Commission. The effective date of the Scheme is expected to be 11 September 2009 (in Australia).

Subject to ABB's Scheme becoming effective, it is expected that:

- The Australia Securities Exchange ("ASX") will suspend trading in ABB Grain Shares at the close of trading on 11 September 2009.
- The trading in Viterra CDIs on a deferred settlement basis on the ASX will commence on 14 September 2009.
- The record date for the ABB Grain Special Dividend will be 17 September 2009.
- The deadline for receipt of Scheme Consideration Election Forms is 18 September 2009 (5:00 pm).
- The Scheme Record Date for determining entitlements to Scheme Consideration is 18 September 2009 (6:30 pm).
- The Implementation date is 23 September 2009.
- Trading in Viterra Shares issued under the Scheme on the TSX will commence on 24 September 2009.
- The expected payment date for the ABB Grain Special Dividend is 28 September 2009.
- The holding statements for Viterra CDIs is 28 September 2009.
- The first day for dispatch of Cash Consideration is 29 September 2009.
- The last day of trading in Viterra CDIs on deferred settlement basis on the ASX is 28 September 2009.
- The commencement of trading in Viterra CDIs on the ASX on a normal settlement basis is 29 September 2009.
- The last day for despatch of Cash Consideration, certificates for Viterra Shares and holding statements for Viterra CDIs is 8 October 2009.
- The last day for sales to be completed under the Cash Out Facility is 15 October 2009.

Terms capitalized but not otherwise defined shall have the meaning given to them in the Scheme Booklet. The above times and dates are indicative only. Any changes to the timetable will be posted to ABB's and Viterra's respective websites at www.abb.com.au and www.viterra.ca.

Forward-Looking Information
This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results and anticipated transaction benefits to differ materially from future results and anticipated benefits expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs

such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the TSX under the symbol VT.

Interested parties are invited to visit [www.abbplusviterra.com]

Contact:

Tom Steve
Director of Corporate Affairs
Viterra Inc.
(306) 569-4262

www.viterra.ca